AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 2001
                                                           REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -----------------------------
                                    FORM F-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         -----------------------------
                                  TRICOM, S.A.
             (Exact name of Registrant as specified in its charter)

DOMINICAN REPUBLIC               NOT APPLICABLE                NOT APPLICABLE
(State or other                 (I.R.S. Employer               (Translation of
jurisdiction of               Identification Number)          Registrant's name
incorporation or                                                into English)
organization)

                                  TRICOM, S.A.
                            AVE. LOPE DE VEGA NO. 95
                       SANTO DOMINGO, DOMINICAN REPUBLIC
                           TELEPHONE: (809) 476-4000

  (Address, including zip code, and telephone number of Registrant's principal executive offices)

                             CT CORPORATION SYSTEM
                         111 EIGHTH AVENUE, 13TH FLOOR
                            NEW YORK, NEW YORK 10011
                           TELEPHONE: (212) 894-8940

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                   -----------------------------------------

                                   Copies to:
                           STEVEN L. WASSERMAN, ESQ.
                       PIPER MARBURY RUDNICK & WOLFE LLP
                          1251 Avenue of the Americas
                            New York, New York 10020
                           TELEPHONE: (212) 835-6000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

                         -----------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         -----------------------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                                       PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF SECURITIES            AMOUNT TO BE      AGGREGATE PRICE PER    AGGREGATE OFFERING      AMOUNT OF
               TO BE REGISTERED                     REGISTERED (1)           UNIT(1)             PRICE(1)        REGISTRATION FEE(1)
------------------------------------------------------------------------------------------------------------------------------------

Class A common stock, par value RD$10 per share(2)  [_____________]       $[________]         $100,503,000            $25,126
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act. The actual number of shares to be registered and the proposed offering price per share are omitted pursuant to Rule 457(o) of the Securities Act as they cannot be determined at this time.

(2) A separate registration statement on Form F-6 has been filed with the Securities and Exchange Committee to register the American Depositary Shares evidenced by American Depositary Receipts issuable upon deposit of the shares of Class A common stock registered hereby. Each American Depositary Share represents one share of Class A common stock.

                         -----------------------------
      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, dated July 25, 2001

PROSPECTUS

                                 [LOGO OMITTED]
                                   TRICOM (R)

                                RIGHTS OFFERING

[______________] AMERICAN DEPOSITARY SHARES EACH REPRESENTING ONE SHARE OF CLASS
                     A COMMON STOCK AT $[________] PER ADS

      We are offering up to __ shares of Class A common stock in the form of American depositary shares or ADSs. We are offering our ADSs in a rights offering. You will receive __ subscription rights for each ADS that you owned on ________, 2001, the record date. You will not receive any fractional rights. Each subscription right entitles you to purchase one ADS for a subscription price of $[________] per ADS.

      Our ADSs are listed on the New York Stock Exchange under the symbol "TDR". On [____________ ___], 2001, the last reported sale price for our ADSs as reported by the NYSE was $[_______] per ADS.

      The rights are exercisable beginning on the date of this prospectus and continuing until [__________, ____], 2001 at 5:00 p.m., New York City time. We have the option of extending the expiration date.

      The rights may not be sold or transferred. The rights will not be listed for trading on any stock exchange.

      The holders of our Class B stock also will receive subscription rights on the same terms and conditions as the holders of our Class A common stock. Our Class B stock is identical in all respects to our Class A common stock, except that each share of Class B stock has ten votes per share. GFN, a major shareholder of TRICOM which is controlled by Manuel Arturo Pellerano Pena, our Chairman of the Board of Directors and Chief Executive Officer, and members of his family, has committed to exercise rights to purchase __ ADSs for an aggregate purchase price of approximately $40 million.

      WE URGE YOU TO READ CAREFULLY THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 WHERE WE DESCRIBE SPECIFIC RISKS ASSOCIATED WITH AN INVESTMENT IN US AND OUR SECURITIES BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                    Subscription Price   Discount and Commissions   Our Proceeds
                    ------------------   ------------------------   ------------

Per Share Total. .       $[_____]                  None               $[_____]
Total. . . . . . .       $[_____]                  None               $[_____]

                       Subscription Agent: [____________]

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                  The date of this Prospectus is ____________.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PROSPECTUS SUMMARY.............................................................1

RISK FACTORS..................................................................11

FORWARD LOOKING STATEMENTS....................................................24

CAPITALIZATION................................................................25

PRICE RANGE OF AMERICAN DEPOSITARY SHARES AND DIVIDEND POLICY.................26

USE OF PROCEEDS...............................................................27

THIS OFFERING.................................................................28

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS...................................34

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE RIGHTS OFFERING................40

TAX CONSIDERATIONS OF OWNING SHARES...........................................41

LEGAL MATTERS.................................................................44

EXPERTS.......................................................................45

WHERE YOU CAN FIND MORE INFORMATION...........................................45

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                               PROSPECTUS SUMMARY

      THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS. THE SUMMARY IS NOT COMPLETE AND MAY NOT PROVIDE ALL INFORMATION YOU SHOULD CONSIDER BEFORE DECIDING WHETHER OR NOT TO EXERCISE THE RIGHTS. THEREFORE, WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY. WE ALSO ENCOURAGE YOU TO REVIEW THE FINANCIAL STATEMENTS AND OTHER INFORMATION PROVIDED IN REPORTS AND OTHER DOCUMENTS THAT WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AS DESCRIBED UNDER "WHERE YOU CAN FIND MORE INFORMATION" ON THE INSIDE BACK COVER OF THIS PROSPECTUS.

                                  OUR BUSINESS

OVERVIEW

      We are a leading integrated communications service provider in the Dominican Republic. Through the country's only 100% digital local access network, a wireless network covering approximately 85% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data transmission services. Through our subsidiary, TRICOM USA, Inc. we own switching facilities in New York, Miami and Puerto Rico, providing us with end-to-end connectivity, and are one of the few Latin American long distance carriers that is licensed by the Federal Communications Commission as a facilities based carrier.

      Since our inception in 1992, we have diversified our operations, and have captured a significant share in key markets entirely through internal growth. In 1999, we carried approximately 51% of the southbound voice and data traffic from the United States to the Dominican Republic, and, since we introduced wireless services in 1995, we have achieved an approximate 44% market share as of year-end 2000. From 1996 to 2000, we increased revenues from $79.1 million to $224.3 million and earnings before interest, taxes, depreciation and amortization from $26.4 million to $87.7 million, representing a compounded annual growth rate of 30% and 35%, respectively.

      We have been the leader in 1998 and 1999 in net new customer additions in both the local and mobile markets in the Dominican Republic and expect to be the leader in 2000 when the final data is available. Our recent success is reflected in the following period-to-period changes in operating statistics from 1999 to 2000:

            o     Local access lines increased 24.7% to 148,312;

            o     Cellular and PCS subscribers increased 61.9% to 284,991; and

            o International long distance traffic increased 65.6% to 597.2 million minutes.

      Our growth has resulted from aggressive marketing, excellent customer service, rapid deployment of state-of-the-art technologies and the use of highly integrated management information systems. Our experienced core management team, in place since 1996, has successfully executed our business strategy, implementing our entry into new markets and introducing new product offerings. We have built a strong brand name in the Dominican Republic. Today, our wireless network covers approximately seven million people. In 1999, as part of our local services product offering, we launched a wireless local loop system in areas of Santo Domingo and Santiago, the two largest cities in the Dominican Republic, as well as in nine other cities. Using wireless local loop technology, we can connect a customer within 48 hours, substantially less time than required for wireline installation.

      We plan to establish in selected Central American markets a seamless intra-regional mobile network targeted at business customers. We will deploy an integrated digital enhanced network, or

--------------------------------------------------------------------------------

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iDEN(R), a single transmission technology developed by Motorola. This technology enables us to use spectrum efficiently and offer multiple wireless services on one digital handset. We plan to capitalize on the increasing demand by business customers for a product that provides advanced mobile services and a complete solution for their intra-regional communication needs.

      We have purchased a 51% interest in a Panamanian company, Cellular Communications of Panama, S.A., now TRICOM Panama, S.A., which owns the frequency rights for 107 channels of 25 MHz each. TRICOM Panama has approximately 1,600 analog mobile users. These frequencies will give us access to nationwide coverage, covering a population of approximately 2.81 million people. Currently we are constructing an iDEN network, at a cost as of March 31, 2001 of approximately $24 million, in Panama City and Colon, the two largest cities in Panama, and in important transportation corridors in other parts of the country. Our expected completion date for this phase of the buildout is the fourth quarter of 2001. We will offer digital mobile integrated services, including two-way radio, paging and interconnect services.

      In 2000, we were awarded, in a government auction, radio frequency rights in Guatemala to 172 channels of 25 MHz, providing us with nationwide coverage. We also have acquired in El Salvador radio frequency rights for an aggregate of 185 channels of 25 MHz, that provides spectrum to operate our iDEN network. We currently do not intend to develop a network in either Guatemala or El Salvador in 2001.

RECENT DEVELOPMENTS

      On July 16, 2001, we announced that we entered into a definitive agreement to acquire Telecable Nacional, C. por A., the largest multi-channel system operator in the Dominican Republic's pay-TV market. The transaction will be valued at approximately $1,130 per subscriber equivalent or $63.7 million, payable $41.8 million in cash and with 3,375,000 shares of our Class A common stock. The transaction is subject to customary closing conditions, including the receipt of regulatory and third party consents, and is expected to close in September 2001.

      Telecable is the leader of the Dominican cable TV market with a 43% market share, serving approximately 52,000 residential subscribers with approximately 150,000 homes passed and an additional 8,000 commercial customers. Telecable operates primarily in the capital city of Santo Domingo, where it has a 90% market share, and the resort cities of Puerto Plata and La Romana. Approximately 70% of Telecable's cable network has been recently upgraded to 750 MHz; and it is expected that the network will be fully upgraded by 2002. For the year ended December 31, 2000, Telecable had revenues of approximately $17.0 million, earnings before taxes of approximately $2.9 million and earnings before interest, taxes, depreciation and amortization of approximately $5.5 million.

                      -----------------------------------

      We are incorporated in the Dominican Republic. Our operations are headquartered at Ave. Lope de Vega No. 95, Santo Domingo, Dominican Republic and our telephone number at the above address is 809-476-4000. Our website address is www.tricom.net. The information on our website is not part of this prospectus.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    QUESTIONS AND ANSWERS ABOUT THIS OFFERING

WHAT IS A RIGHTS OFFERING?

      Rights enable you to purchase additional ADSs for $[_______] per ADS and in an amount proportional to your existing interest. This enables you to maintain your current percentage ownership. We are offering up to [________] ADSs to be issued upon exercise of the rights. On __________, 2001, the last reported sales price for our ADSs on the NYSE was $_________ per share.

WHAT IS A RIGHT?

      You will receive as of 5:00 p.m. on ___________, 2001, at no charge, __ rights for every ADS or share of Class A common stock you own as of the record date. We will not distribute any fractional rights, but will round the number of rights you receive down to the nearest whole number. Each right entitles you to purchase one ADS for $__. For example, if you owned 100 ADSs on __________, 2001, and receive __ rights, you will have the right to purchase __ ADSs for $[_______] per share.

WHAT IS THE RECORD DATE?

      [_______], 2001 at 5:00 p.m., New York City time. Only our shareholders as of the record date will receive rights to subscribe for new ADSs. This includes both holders of Class A common stock and of Class B stock, which is identical in all respects to our Class A common stock, except that each share of Class B stock has ten votes per share. At this time, the only holder of shares of Class A common stock is the depository, The Bank of New York. We have instructed The Bank of New York to make these rights available to holders of our ADSs.

WHY IS TRICOM OFFERING THE RIGHTS?

      We are seeking additional equity. GFN, one of our major shareholders, has committed to provide to us $40 million in additional equity. Our board of directors has chosen to give you the opportunity to buy more shares on the same basis as GFN. GFN already has advanced funds to us on an interest-free basis which will be used to subscribe for ADSs in this offering and on the same terms and conditions offered to all shareholders.

WHAT IS THE SUBSCRIPTION PRIVILEGE?

      The subscription privilege of each right entitles you to purchase one newly-issued ADS at a subscription price of $__.

HOW DID WE ARRIVE AT THE $[_____] PER SHARE PRICE?

      The price per share at which our ADSs are being offered was determined by the board of directors based on, among other things, historic and current prices for our ADSs on the New York Stock Exchange, our business prospects and operating history.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

HAS THE BOARD OF DIRECTORS MADE A RECOMMENDATION REGARDING THIS OFFERING?

      Our board of directors makes no recommendation to you about whether you should exercise any rights in this offering. Shareholders who do exercise the right to purchase ADSs risk losing the new money invested. We cannot assure you that the trading price will not decline to below the subscription price during or after this offering.

HOW SOON MUST YOU ACT?

      The rights expire on [__________], 2001 at 5:00 p.m., New York City time. The subscription agent must actually receive all required documents and payments before that date and time. Although we have the option of extending the expiration date, we currently do not intend to do so.

MAY I SELL OR GIVE AWAY MY RIGHTS?

      No. The rights may not be sold or otherwise transferred. The rights will not be listed for trading on any stock exchange.

AM I REQUIRED TO SUBSCRIBE IN THIS OFFERING?

      No. You are not required to exercise any rights, purchase any new shares or otherwise take any action in response to this offering.

WHAT WILL HAPPEN IF I DO NOT EXERCISE MY RIGHTS?

      You will retain your current number of shares even if you do not exercise your rights. However, if you do not exercise your rights and other shareholders do, and in fact GFN has committed to exercise its rights, the percentage of TRICOM that you own will diminish. In addition, the subscription price is less than the net book value per share before the offering and the effect of the issuance of the ADSs in this offering will be to reduce net book value per share.

MAY I CHANGE OR CANCEL MY EXERCISE OF RIGHTS AFTER I SEND IN THE REQUIRED FORMS?

      No. Once you send in your subscription certificate and payment, you cannot revoke the exercise of your rights, even if you later learn information about us that you consider to be unfavorable. You should not exercise your rights unless you are certain that you wish to purchase additional ADSs at a price of $[__________] per share.

IS EXERCISING MY SUBSCRIPTION RIGHTS RISKY?

      The exercise of your subscription rights involves substantial risks. Exercising your subscription rights means buying additional ADSs, and you should carefully consider this purchase as you would other equity investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors," beginning on page 11.

--------------------------------------------------------------------------------

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MAY WE EXTEND, WITHDRAW OR AMEND THIS OFFERING?

      We have the option of extending this offering and the subscription period, although we presently do not intend to do so. We also reserve the right to withdraw, terminate or amend this offering at any time for any reason.

WILL MY MONEY BE RETURNED IF THIS OFFERING IS AMENDED, WITHDRAWN OR TERMINATED?

      If we terminate or cancel this offering, or any submitted subscriptions no longer comply with the amended terms of this offering, we will return your subscription price, but without any payment of interest.

WHAT ARE THE U.S. FEDERAL INCOME AND DOMINICAN TAX CONSEQUENCES OF EXERCISING MY RIGHTS?

      The receipt and exercise of your rights are intended to be nontaxable under U.S. federal and Dominican law. You should seek specific tax advice from your personal tax advisor. This prospectus does not summarize tax consequences arising under state tax laws, non-U.S. tax laws, other than Dominican law, or any tax laws relating to special tax circumstances or particular types of taxpayers.

WHEN WILL I RECEIVE MY NEW SHARES?

      If you purchase ADSs through the rights offering, you will receive certificates representing those shares as soon as practicable after [________ __], 2001.

HOW MUCH MONEY WILL WE RECEIVE FROM THE RIGHTS OFFERING?

      Our gross proceeds from the rights offering depend on the number of shares that are purchased. If all rights are exercised, then we will receive net proceeds of approximately $[__________] in cash, including funds previously advanced to us by GFN, one of our major shareholders.

      GFN, our largest stockholder, which is controlled by Manuel Arturo Pellerano Pena, our Chairman of the Board of Directors and Chief Executive Officer, and members of his family, has committed to exercise all of its subscription privilege.

HOW WILL WE USE THE PROCEEDS FROM THE RIGHTS OFFERING?

      We will use any proceeds generated from the exercise of rights in this rights offering for general corporate purposes, including to fund, in part, our acquisition of Telecable and for working capital.

HOW MANY SHARES WILL BE OUTSTANDING AFTER THE RIGHTS OFFERING?

      Each ADS represents one share of our Class A common stock. The number of shares of our Class A common stock that will be outstanding after the rights offering depends on the number of shares that are purchased. If we sell all of the shares offered by this prospectus, then we will issue [_____________] new ADSs, representing the same number of shares of Class A common stock, during the rights offering, and then we will have [_________] shares of Class A common stock outstanding. Even if no other shareholders exercise their

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                                       5

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      subscription rights, GFN has committed to purchase a total of approximately [____________] ADSs from us in the rights offering, in which case we will have [_____________] shares of Class A common stock outstanding after the rights offering.

WHAT SHOULD I DO IF I WANT TO PARTICIPATE IN THIS OFFERING, BUT MY SHARES ARE HELD IN THE NAME OF MY BROKER, DEALER OR OTHER NOMINEE?

      If you hold your ADSs through a broker, dealer or other nominee, for example, through a custodian bank, then your broker, dealer or other nominee is the record holder of the shares you own. This record holder must exercise the rights on your behalf for the shares you wish to purchase. Therefore, you will need to have your record holder act for you.

      If you wish to participate in this offering and purchase shares, please promptly contact the record holder of your shares. To indicate your decision with respect to your rights, you should complete and return to your record holder the form entitled "Beneficial Owner Election Form." You should receive this form from your record holder with the other offering materials.

WHAT FEES OR CHARGES APPLY IF I PURCHASE SHARES?

      We are not charging any fee or sales commission to issue rights to you or to issue ADSs to you if you exercise rights. If you exercise rights through a record holder of your shares, you are responsible for paying any fees that person may charge.

HOW DO I EXERCISE MY RIGHTS? WHAT FORMS AND PAYMENT ARE REQUIRED TO PURCHASE SHARES?

      As a record holder of our ADSs, on [____________,] 2001, you are receiving this prospectus, a subscription warrant evidencing your subscription rights and instructions on how to purchase shares. If you wish to participate in this offering, then, before your rights expire, you must:

      o deliver the subscription price by wire transfer of immediately available funds, certified or cashier's check drawn on a U.S. bank, or personal check that clears before expiration of the rights; and

      o     deliver a properly completed subscription warrant.

TO WHOM SHOULD I SEND FORMS AND PAYMENTS?

      You should send your subscription documents and payment by mail or courier service to:

By Hand:                  By First Class Mail:             By Overnight Courier:
[______________]          [____________________]           [__________________]

      For instructions on how your subscription payment should be sent to the subscription agent, see "The Offering - Required Forms of Payment of Subscription Price" on page [____].

WHAT SHOULD I DO IF I HAVE OTHER QUESTIONS?

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                                       6

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      If you have questions, need additional copies of offering documents or otherwise need assistance, please contact the information agent for this offering:

                         [____________]
                         [____________]
                         [____________]

      To ask other questions or to receive copies of our recent SEC filings, you can also contact us by mail or telephone, or refer to the other sources described under "Where You Can Find More Information" on the inside back cover of this prospectus.

                        --------------------------------

      In this prospectus references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This prospectus contains translations of certain Dominican pesos amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks or the private market rate, as reported by Banco Central de la Republica Dominicana on March 31, 2001 was RD$16.90 = US$1.00, the date of the most recent financial information included in this prospectus. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On June 30, 2001, the private market rate was RD$16.85 = US$1.00.

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                                       7

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                             SUMMARY FINANCIAL DATA

      The following table provides summary financial and operating data for the periods indicated. We have derived the summary financial data for, and as of, the years ended December 31, 1998, 1999 and 2000 from our consolidated financial statements, which have been audited by KPMG (member firm of KPMG
International in the Dominican Republic), independent auditors. The summary consolidated financial data for, and as of, the three months ended March 31, 2000 and 2001 are derived from our unaudited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial and operating results for these periods. The summary consolidated financial and operating data are not necessarily indicative of the results that may be expected for any future period. You should read the information in the following tables in conjunction with "Operating and Financial Review and Prospects" and the consolidated financials included in our Annual Report on Form 20-F for the year ended December 31, 2000.


                                                                                                           THREE MONTHS
                                                              YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,
                                                    ---------------------------------------              ----------------
                                                           1998            1999            2000             2000               2001
                                                                                    (IN THOUSANDS)(1)
STATEMENTS OF OPERATIONS DATA:

  Operating revenues:
    Toll........................................... $    17,645     $    23,118     $    28,666       $     6,552       $     7,467
    International..................................      50,332          60,592          84,187            17,992            19,660
    Local service..................................      12,942          33,859          54,771            12,194            16,670
    Cellular and PCS...............................      20,364          26,474          35,796             8,709             8,853
    Paging.........................................       4,528           2,696           1,704               475               310
    Sale of equipment..............................       4,115           7,690           5,263             1,120             1,442
    Installation and activation fees...............      12,937          15,502          13,749             3,152             2,998
    Other..........................................       2,640             889             162                36                49

        Total operating revenues...................     125,501         170,819         224,298            50,230            57,449

  Operating costs:
    Satellite connections and carrier..............      32,309          43,688          68,608            14,139            15,992
    Network depreciation...........................      11,382          15,983          29,342             6,067             9,969
    Expense in lieu of income taxes(2).............       9,562          12,764          10,174             2,882             3,319
    General and administrative expenses............      36,139          46,646          63,867            13,779            16,869
    Amortization expenses..........................          --              --              --                --               157
    Depreciation expense...........................       3,240           4,855           6,824             1,485             2,102
    Other..........................................       3,391           5,421           4,462             1,049             1,658

        Total operating costs......................      96,024         129,357         183,276            39,402            50,065

  Operating income.................................      29,478          41,462          41,022            10,828             7,385

  Other income (expenses):
    Interest expense, net..........................     (12,873)        (20,041)        (30,736)           (7,775)           (9,425)
    Foreign currency exchange gain (loss)..........         104            (203)           (303)             (351)             (248)
    Gain on sale of land or equipment..............          --             898              30                --                --
    Other, net.....................................         845             179            (197)              (46)              284
    Other expenses, net............................     (11,924)        (19,166)        (31,206)           (8,172)           (9,389)

  Earnings before income taxes and cumulative
    effect of accounting change ...................      17,554          22,296           9,816             2,656            (2,005)

  Income taxes.....................................         352            (142)           (588)             (130)               16

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  Cumulative effect of accounting change:
          Organization costs.......................          --            (120)             --                --                --
          Installation and activation revenues               --              --         (16,453)(3)       (16,453)(3)            --
                                                    -----------     -----------     -----------       -----------       -----------
  Net earnings (loss)                               $    17,906     $    22,035     $    (7,226)      $    13,927       $     1,988
                                                    ===========     ===========     ===========       ===========       ===========

  Basic earnings per common share:

      Earnings (loss) before extraordinary item
      and cumulative effect of accounting change    $      0.78     $      0.89     $      0.33       $      0.10       $     (0.07)
      Cumulative effect of accounting change                 --              --           (0.59)            (0.66)               --
                                                    -----------     -----------     -----------       -----------       -----------
      Net earnings (loss)                           $      0.78     $      0.89     $     (0.26)      $     (0.56)      $     (0.07)
                                                    ===========     ===========     ===========       ===========       ===========

  Average number of common shares
      outstanding                                        22,945          24,845          27,724            24,845            28,845
                                                    ===========     ===========     ===========       ===========       ===========

                                                                  AT DECEMBER 31,                               AT MARCH 31,
                                                     ----------------------------------------          ----------------------------
                                                      1998            1999           2000                   2000          2001
                                                      ----            ----           ----                   ----          ----
  BALANCE SHEET DATA:
  Cash and cash equivalents                          $  15,377       $  13,460      $  18,200             $  12,782      $  13,658
  Working capital (deficit)                            (19,600)        (83,659)      (125,299)              (95,566)      (149,189)
  Property, plant and equipment, net                   330,456         455,045        586,224               472,021        607,815
  Total assets                                         444,815         531,478        682,440               551,135        694,886
  Long-term debt and capital leases
    (excluding current portion)                        200,000         240,413(4)     276,744(4)            242,922(4)     278,593
  Total indebtedness                                   279,257         336,468        398,808               363,615        414,886
  Shareholders' equity                                 127,561         149,869        210,796               152,964        209,080

                                                            YEAR ENDED DECEMBER 31,                    THREE MONTHS ENDED MARCH 31,
                                                     ----------------------------------------          ----------------------------
                                                      1998            1999           2000                   2000          2001
                                                      ----            ----           ----                   ----          ----
  OTHER FINANCIAL DATA:
  Capital expenditures                               $ 142,101       $ 145,426(4)   $ 168,913(4)          $  23,621(4)   $  33,662
  Net cash provided (used) by operating activities      26,912          31,526         42,339                (3,180)        13,360
  Net cash used in investing activities               (121,171)        (64,360)      (149,395)              (20,759)       (33,979)
  Net cash provided by financing activities            104,065          30,966        111,796                23,261         16,078
  EBITDA(5)                                          $  53,662       $  75,063      $  87,681             $  21,262      $  22,931
  Ratio of EBITDA to net interest expense                 4.2x            3.7x           2.9x                  2.7x           2.4x
  Ratio of total indebtedness to EBITDA                   5.2x            4.5x           4.5x                  4.3x           4.5x

  OTHER OPERATING DATA:

  International minutes (in thousands)                 231,075         360,532        597,204               117,401        160,072
  Local access lines in service (at period end)         80,616         118,926        148,312               124,550        156,327
  Mobile subscribers (at period end)                   108,532         176,080        284,991               190,258        286,506

----------

(1)   Except per share information, ratios and Other Operating Data.

(2) Since 1996, we have made payments in lieu of income tax to the Dominican government, in accordance with the terms of our concession agreement. These payments represent 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax, implemented in 1998, of 2% on international settlement revenues collected. This tax amounted to $0.3 million in 1998, $0.6 million in 1999 and $0.4 million in 2000.

(3) Effective January 1, 2000, we adopted the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, concerning the recognition of revenue. This pronouncement provides that we recognize net revenues from installations and activations over the period in which we retain our clients, which based on our experience is approximately 35 months. Since we previously recognized these revenues when they were collected, this change in revenue recognition resulted in a one-time, non-cash charge to earnings in 2000 of $16,452,799. At December 31, 2000, deferred revenues for installations and activations aggregated

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      $14,654,886, which will be recognized as follows: $9,010,741 in 2001; $4,793,662 in 2002; and $850,483 in 2003.

(4) Includes capital lease obligations incurred during 1999 of $26.2 million and during 2000 of $17.7 million.

(5) EBITDA typically consists of earnings (loss) before interest and other income and expenses, income taxes and depreciation and amortization. As described in note 2 we make payments to the Dominican government in lieu of income taxes. As a result, we calculate EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles. For 1999 and 2000, we have also added back to EBITDA amortization of radio frequency rights of $198,333 and $320,186, respectively.

--------------------------------------------------------------------------------

                                  RISK FACTORS

      YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO PURCHASE SHARES IN THIS OFFERING. OUR SHARES ARE SUBJECT TO SIGNIFICANT INVESTMENT RISKS. MANY FACTORS, INCLUDING THE RISKS DESCRIBED BELOW AND OTHER RISKS WE HAVE NOT RECOGNIZED, COULD CAUSE OUR OPERATING RESULTS TO DIFFER FROM OUR EXPECTATIONS AND PLANS.

Risks Relating to Our Capital Structure

      OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR ABILITY TO FUND EXPANSION AND OUR COMPETITIVE POSITION.

      We are highly leveraged. At March 31, 2001, we had outstanding approximately $414.9 million, in aggregate principal amount of indebtedness, including capital leases. At March 31, 2001, we had approximately $209.1 million total shareholders' equity.

      The degree to which we are leveraged could have important consequences to us, including the following:

      o a substantial portion of our cash flow must be used to pay interest on our indebtedness. Therefore, our cash flow available for use in our business will be reduced;

      o our high degree of leverage could increase our vulnerability to changes in general economic conditions;

      o our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired;

      o we are much more leveraged than our principal competitor, which may be a competitive disadvantage in our principal market; and

      o our failure to comply with covenants and restrictions contained in our notes' indenture could lead to a default which could cause that and other debt to become immediately payable.

      WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS TO MEET OUR DEBT SERVICE REQUIREMENTS.

      Our ability to pay interest on our indebtedness and meet our debt service obligations will depend on our future performance, which in turn depends on successful implementation of our strategy and on financial, competitive, regulatory, technical and other factors, many of which are beyond our control. If it becomes necessary to refinance our indebtedness, our ability to obtain such financing will depend on our financial condition at the time, the restrictions in the agreements governing our indebtedness and other factors, including general market and economic conditions. If such refinancing were not possible, we could be forced to dispose of assets at unfavorable prices. In addition, we could default on our debt obligations.

      WE DEPEND ON SHORT-TERM BORROWINGS IN THE DOMINICAN FINANCIAL MARKETS. THESE BORROWINGS BEAR HIGH INTEREST RATES AND WE CANNOT BE CERTAIN THAT THEY WILL CONTINUE TO BE AVAILABLE.

      We fund a substantial portion of our capital expenditure and working capital requirements with short-term borrowings in the Dominican financial markets. These borrowings have maturities ranging up to 180 days and often are payable on demand. However, our current lenders may be unable or unwilling to lend to us in the future, and we cannot assure you that the short-term funding sources on which we have relied will continue to be available should we require them. Even if they are available, due to their short-term maturities, we may be required to repay them at times when replacement financing is not available on commercially attractive terms.

Risks Related to Our Operations

      OUR PRINCIPAL COMPETITOR IN THE DOMINICAN REPUBLIC, CODETEL, HAS SUBSTANTIALLY GREATER MARKET SHARE AND RESOURCES.

      We compete primarily with Compania Dominicana de Telefonos C. por A., or Codetel, a wholly owned subsidiary of Verizon Communications Inc. Codetel has an established market presence, networks and resources substantially greater than ours. More than 75% of the Dominican Republic's local access line customers are customers of Codetel. The growth of our market share depends upon our ability to obtain customers in areas that currently are not served, or are underserved, by Codetel and to convince Codetel customers to either add, or switch to, the telephony services we offer. If Codetel implements significant price reductions for particular services we may be forced to reduce our rates in response in order to remain competitive. In addition, Codetel could expend significantly greater amounts of capital than are available to us in order to upgrade its network and/or sustain price reductions over a prolonged period. Any such efforts by Codetel could have a material adverse effect on our ability to increase or maintain our market share and on our results of operations.

      NEW ENTRANTS IN THE DOMINICAN MARKETS COULD INCREASE COMPETITION FOR OUR SERVICES.

      The Dominican government has granted telecommunications concessions to a number of companies in the last several years. In 1999, France Telecom acquired a company which has a concession to provide telecommunication services. France Telecom has used the concession to roll out GSM based wireless services. In January 2000, Centennial Cellular Corp. acquired 70% of All America Cables and Radio, Inc. an integrated telecommunications provider. Centennial is attempting to expand All America's share of the Dominican market for cellular and PCS services. In the international long distance market, investment by U.S. telecommunications companies in Dominican markets could limit the number of U.S. carriers that would send a significant number of minutes to us or otherwise adversely affect our ability to generate international settlement revenues. As a result of these and other potential new entrants, we expect to face more competition in the Dominican telecommunications market in the future, which could have a material adverse effect on our ability to increase or even maintain our market share.

      SETTLEMENT RATES FOR INTERNATIONAL TRAFFIC FROM THE UNITED STATES AND PUERTO RICO COULD CONTINUE TO DECLINE.

      Revenues from incoming international long distance calls represented approximately 40% of our operating revenues in 1998, 36% in 1999 and 38% in 2000. Approximately 98% of these revenues were attributable to calls originating in the United States and Puerto Rico. Settlement rates for traffic between the United States and the Dominican Republic have declined from $0.41 per minute during 1996 to $0.10 per minute during 2000. We believe that competitive and regulatory pressures could continue to push settlement rates lower. Future decreases in settlement rates, without a corresponding increase in our international long distance traffic from the United States, would reduce our international settlement revenues, adversely affect the profit margins that we realize on these revenues and have a material adverse effect on our business, financial condition and results of operations.

      BECAUSE WE ARE RECEIVING AN INCREASING PORTION OF OUR INTERNATIONAL MINUTES FROM U.S.-BASED RESELLERS, WE MAY EXPERIENCE SUBSTANTIAL FLUCTUATION IN OUR INTERNATIONAL REVENUES.

      Since 1997, we have derived an increasing proportion of international revenues from U.S.-based resellers, which are companies that typically buy long distance minutes in bulk and resell the minutes to other companies or individual end users. During 2000, resellers originated 45% of our international long distance minutes from the United States to the Dominican Republic. While we enter into agreements with resellers, they are not required to provide us with any specified amount of traffic. The volume of minutes we receive from these resellers is highly volatile and this volatility could adversely affect our business, financial condition and results of operations.

      During 2001, six U.S. carriers with which we exchanged, exchange or contracted at one time to exchange long distance service filed voluntary petitions for bankruptcy. In four cases, our subsidiary TRICOM USA, is an unsecured, pre-petition creditor and in the other two cases TRICOM USA has no claims. In three of the four cases where TRICOM USA is a creditor, the balance of payment is in favor of TRICOM USA, meaning that TRICOM USA is owed more money than it owes the petitioners. We are in the process of filing motions allowing for the net settlement of balances between TRICOM USA and petitioners. If the courts reject these motions, the aggregate amount of TRICOM USA's claims would be approximately US$1.5 million. We may not be able to recover the amounts owed to us and we may face substantial delays in resolving our claims. In two cases, the bankrupt carriers applied to prevent us from altering, refusing or discontinuing services, although the courts in these cases did not grant the requests of these carriers. We may be compelled to provide service to other carriers in bankruptcy under terms mandated by the court.

      EFFORTS TO MINIMIZE CREDIT RISKS MAY ADVERSELY AFFECT OUR EFFORTS TO EXPAND OUR CUSTOMER BASE.

      During 1996, we terminated service for a significant number of mobile subscribers due to credit considerations, which adversely affected our results of operations. Since that time, we have instituted measures to minimize consumer credit risks. However, there can be no assurance that our efforts to minimize consumer credit risks will continue to be successful as we expand and offer our services across many different social and economic markets, including our expansion in Central America. Moreover, efforts to minimize credit risks may limit the number of our new subscribers.

      OUR NET GROWTH IN SUBSCRIBERS MAY BE REDUCED BY CUSTOMER DISCONNECTIONS OR CHURN.

      Our results of operations in the past have been, and in the future may be, affected by subscriber disconnections. In order to realize net growth in subscribers, we must replace disconnected subscribers and add new subscribers. The sales and marketing costs associated with attracting new subscribers are substantial, relative to the costs of providing service to existing subscribers. Our average monthly disconnection rate, or "churn rate," during 2000 was 3.1% for cellular and PCS subscribers and 2.3% for local access line subscribers. If we are not able to maintain our credit policies, or not otherwise able to limit churn, we will not experience net growth in subscribers which could adversely affect our financial condition and results of operations.

      THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGES AND WE MAY NOT HAVE SUFFICIENT RESOURCES TO KEEP PACE WITH CHANGES.

      The telecommunications industry has been, and is expected to continue to be, characterized by rapid technological change and evolving industry standards. In order to remain competitive, we continually must anticipate, respond to and utilize new technologies. While we believe that, for the foreseeable future, our installed hardware and open standards network architecture are sufficient to meet our strategic goals, we cannot predict the effect of technological changes on our business. Furthermore, we may not have the resources to keep pace with changes in technology.

      SPECIAL TAX PROVISIONS CONTAINED IN OUR CONCESSION AGREEMENT ARE REQUIRED TO BE APPROVED BY THE DOMINICAN CONGRESS BUT HAVE NOT BEEN TO DATE.

      We entered into our existing concession agreement with the Dominican government in 1996. It replaced an earlier concession agreement into which we entered in 1990. Under the 1996 agreement, we do not pay income tax imposed on other Dominican corporations. We have agreed to make payments to the Dominican government, in lieu of income tax, in an amount equal to 10% of our gross domestic revenues, after deducting local network access charges, plus 10% of our net international settlement revenues. Under the Dominican Constitution, provisions of agreements with the Dominican government that contain exemptions from income tax only become effective upon approval by the Dominican Congress. Neither our existing concession agreement, nor the concession agreements of Codetel, All America Cables and Radio and other competitors, has been submitted to the Dominican Congress for approval. We are not aware of any plans of the Dominican government to submit any concession agreements to the Dominican Congress for approval.

      If our concession agreement is presented to the Dominican Congress, it may not validate those provisions of the concession agreement relating to the payment of taxes. We cannot assure you that if our concession agreement is presented to, but not approved by, the Dominican Congress, other terms of our concession would not be adversely affected.

      IF THE PROVISIONS OF OUR CONCESSION AGREEMENT RELATING TO THE PAYMENT OF TAXES ARE DISAPPROVED, WE COULD BE SUBJECT TO A HIGHER TAX RATE.

      Before entering into our existing concession agreement in 1996, Dominican tax authorities asserted that we were required to pay taxes equal to 18% of gross domestic revenues, as was provided in the concession agreement which we and the Dominican government entered into in 1990. If the provisions relating to the payment of taxes in the 1996 concession agreement were to be disapproved by the Dominican Congress, we believe that Dominican tax law would require the payment of a tax equal to 25% of our adjusted net income, but never less than 1.5% of gross revenues, payable in advance on a monthly basis, which is the current tax regime generally applicable to Dominican corporate taxpayers. We cannot assure you that the calculation of taxes on either basis would not result in our paying greater taxes than we would otherwise pay under the terms of our current concession agreement.

      CELLULAR AND PCS FRAUD INCREASES OUR EXPENSES.

      The fraudulent use of cellular and PCS telecommunications networks imposes a significant cost upon cellular and PCS service providers who must bear the cost of services provided to fraudulent users. We suffer losses of revenue as a result of fraudulent use, and we also suffer cash costs due to our obligation to reimburse carriers for the cost of services provided to some fraudulent users.

      Although technology has been developed to combat the fraudulent use of telecommunications networks, this technology does not eliminate fraudulent use entirely. We must make significant expenditures periodically to acquire, upgrade and use anti-fraud technology. We have implemented fraud detection and prevention technology. We cannot assure you, however, that the anti-fraud technology that we have implemented thus far will continue to be effective in detecting and preventing fraud. If our anti-fraud technology becomes obsolete, we will once again have to make significant expenditures to acquire and use anti-fraud technology.

      OUR NETWORK OPERATIONS MAY BE VULNERABLE TO HACKING, VIRUSES AND OTHER DISRUPTIONS.

      "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our services. Security breaches could have a material adverse effect on our business. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our user traffic may decrease.

Risks Relating to Our Expansion Strategy

      WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN ON SCHEDULE.

      We intend to expand our presence in Dominican and other markets. We may experience delays as a result of any number of reasons, including capital shortfalls, the failure of contractors and suppliers to deliver services and products in a timely manner and our inability to meet our own installation schedules or to obtain required regulatory approvals, particularly in markets new to us that are outside of the Dominican Republic. We may not be able to implement our business plan in a timely manner. If we are not able to expand in accordance with our plans, the growth of our business could be materially adversely affected.

      WIRELESS TELECOMMUNICATIONS SERVICES COMPANIES HAVE A LIMITED HISTORY IN OUR TARGETED MARKETS, ACCEPTANCE OF OUR SERVICES IS UNCERTAIN, AND WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN.

      Due, in part, to the limited history of wireless communications services in our existing and targeted markets, we face many uncertainties in our markets that may affect our ability to grow or implement our business plan. These uncertainties include:

      o     the size of the markets for wireless communications services;

      o     the penetration rates of these markets;

      o the ability of potential subscribers to pay subscription and other fees;

      o the extent and nature of the competitive environment in these markets; and

      o the immediate and long-term commercial viability of wireless communications service in these markets.

      As a result of these uncertainties, we may make significant investments in developing a network and promoting our digital mobile services in markets where we may not achieve significant market acceptance for our services. If this occurs we may be unable to recover our investment in these markets, which could harm our financial condition and results of operations.

      WE MAY NOT BE ABLE TO FINANCE OUR CAPITAL EXPENDITURE NEEDS.

      We currently anticipate that our capital expenditures will be approximately $122 million in 2001. We believe that we will continue to expend substantial amounts in subsequent years. We believe our cash generated by operations and borrowings available to us will be sufficient to fund our expected capital expenditures through the end of 2001. In the event additional funds are required, we would be forced to obtain them through additional borrowings, including, if available, vendor financing, or through the public or private sale of debt or equity securities. Acquisitions or investments may require additional financing. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on terms acceptable to us or within limitations that are contained in our current or future financing arrangements. Our ability to access additional funds may be limited by:

      o the terms of our existing financing agreements, including restrictive covenants;

      o general market conditions in the U.S. and in our international markets that may adversely affect the availability or cost of capital;

      o the volatility of the economies of Latin America and Asia, or in the local markets in which we operate, which may make lenders less likely to extend credit to our operating companies;

      o our high level of indebtedness, which may affect our attractiveness as a potential borrower; and

      o     the market's perception of our performance in each of these markets.

      Failure to obtain additional financing could result in the delay or abandonment of some or all of our development and expansion plans and expenditures, which could have a material adverse effect on our business prospects.

      WE DO NOT HAVE EXPERIENCE IN OPERATING A CABLE TELEVISION BUSINESS AND IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE TELECABLE, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS COULD BE ADVERSELY AFFECTED.

      We have not previously operated a cable television business. The success of our acquisition, in part, will depend on our ability to integrate it into our existing systems. Some of our existing operational, financial and management systems may be incompatible with or inadequate to effectively integrate and manage the Telecable systems. In addition, we may not be able to retain or recruit qualified personnel which may be required. We also may encounter unexpected operating difficulties, liabilities or contingencies. Any of these or other factors could significantly delay or even preclude our realizing synergies or other benefits from our acquisition or place significant demands on our management and financial resources.

      SOCIAL, POLITICAL AND ECONOMIC CONDITIONS IN CENTRAL AMERICAN MARKETS, INTO WHICH WE PLAN TO EXPAND, MAY CAUSE VOLATILITY IN OUR OPERATIONS AND ADVERSELY AFFECT OUR BUSINESS.

      We plan to expand into Central American telecommunications markets in which we have not operated previously and these markets will present numerous challenges to us. Poor social, political and economic conditions, matters over which we have no control, could inhibit our market entry and subsequent performance. Social and political conditions in parts of the Central American markets are volatile and may cause the nature and results of our operations to fluctuate. This volatility could make it difficult for us to sustain our operations in these markets, which could have an adverse effect on our business. Historically, volatility in parts of the Central American markets has been caused by:

      o significant governmental influence over many aspects of local economies;

      o     political and economic instability;

      o     unexpected changes in regulatory requirements;

      o     social unrest;

      o     slow or negative growth;

      o     imposition of trade barriers;

      o     wage and price controls; and

      o     natural disasters.

      WE WILL MAKE SIGNIFICANT EXPENDITURES TO IMPLEMENT OUR EXPANSION STRATEGY, WHICH COULD RESULT IN NEGATIVE CASH FLOW AND REDUCED EARNINGS BEFORE THEY GENERATE REVENUES.

      Expansion of our network and services in accordance with our strategy will require significant expenditures for operating expenses and other capital expenditures, a substantial portion of which will be incurred before the realization of revenues from expansion. These expenditures will result in negative cash flow and losses from new operations until we are able to establish a customer base large enough to generate revenues in excess of the costs incurred to expand our network and operations. Our future working capital requirements will depend upon a number of factors, including marketing expenses, staffing levels, customer growth and construction costs as well as other factors that are beyond our control. These factors will adversely affect our operating margins and earnings. For the next several years, we do not expect our operations to generate sufficient cash flows to fund both our operating and capital requirements.

      OUR ENTRY INTO NEW MARKETS AND BUSINESSES WILL ADVERSELY AFFECT OUR PROFITABILITY.

      Our entry into telecommunications markets in Central America will be subject to the risks, uncertainties and problems frequently encountered by businesses in early stages of operations, particularly in new and rapidly developing markets. We cannot assure you that our revenues from these operations will exceed operating expenses attributable to them and we expect that we will sustain losses and negative cash flow from these operations for at least the next several years. Losses from these businesses will adversely affect our profitability.

      OUR EXPANSION IN DOMINICAN AND CENTRAL AMERICAN MARKETS MAY STRAIN OUR MANAGEMENT.

      Our expansion will continue to increase our operating complexity as well as the level of responsibility for both existing and new management personnel. Our ability to manage effectively our expansion will require us to continue to implement and improve our operational and financial systems and expand, train and manage our employee base. There can be no assurance that we will be able to expand or upgrade our systems in response to such demands. Our inability to manage effectively our expansion could have a material adverse effect on our business.

      GOVERNMENT REGULATIONS WILL DETERMINE HOW WE OPERATE IN VARIOUS COUNTRIES, WHICH COULD LIMIT OUR GROWTH AND STRATEGY PLANS.

      In each market that we are considering, one or more regulatory entities regulate the licensing, construction, acquisition, ownership and operation of our wireless communications systems. Adoption of new regulations, changes in the current telecommunications laws or regulations or changes in the manner in which they are interpreted or applied could adversely affect our operations. Because of the uncertainty as to the interpretation of regulations in some countries in which we may operate, we may not always be able to provide the services we have planned in each market. In some markets, we are unable, or have limitations on our ability, to offer some services, including interconnection to other telecommunications networks. Further, the regulatory schemes in the countries in which we operate may allow third parties, including our competitors, to challenge our actions. It is possible that, in the future, we may face additional regulatory prohibitions or limitations on our services or on foreign ownership of telecommunications companies. Inability to provide planned services could make it more difficult for us to compete in the affected markets. These issues could affect our ability to operate in targeted markets, and therefore impact our growth and strategy plans.

      OUR OPERATING COMPANIES MAY FACE DISADVANTAGES WHEN COMPETING AGAINST GOVERNMENT-OWNED OR AFFILIATED TELECOMMUNICATIONS COMPANIES, WIRELINE MONOPOLY OPERATORS AND MULTINATIONAL TELECOMMUNICATION COMPANIES.

      In some markets in Central America, we may not be able to compete effectively against an incumbent government-owned telecommunications company, or a formerly government-owned company in which the government may or may not retain a significant interest. We may be at a competitive disadvantage in these markets because government-owned or affiliated competitors may have:

      o     close ties with national regulatory authorities;

      o     control over connections to local telephone lines;

      o     larger customer base;

      o     better name recognition;

      o     larger spectrum positions;

      o     larger coverage areas then those of our operating companies; or

      o the ability to subsidize competitive services with revenues generated from services they provide on a monopoly basis.

      To the extent government-owned wireline companies are privatized or join with an established foreign telecommunications partner, competition from these companies may increase due to infusions of capital and managerial and technical talent. These companies also may continue to enjoy the legacy of their pre-privatization privileges. We may encounter obstacles and setbacks if local governments adopt policies favoring these competitors or otherwise afford them preferential treatment.

      In some markets, we will compete against an incumbent monopoly wireline company in the provision of some services. In most of these markets, the monopoly wireline provider is also a wireless operator competing directly with the wireless operations of our operating companies. Often, the monopoly provider enjoys competitive advantages similar to the advantages described above that government-owned and affiliated providers may enjoy. As a result, we may be at a competitive disadvantage to monopoly providers, particularly as we seek to offer new telecommunications services. Specifically, this also may affect our ability to enter into interconnection agreements which would negatively impact the implementation of our Central American strategy.

      Further, significant price competition could negatively impact our operating results and our ability to attract and retain customers. In addition, we anticipate that our operating companies will face future market pressure to reduce the prices charged for their products and services over the next few years because of increased competition in our targeted markets.

      In some markets we compete against large multinational telecommunication companies. These companies have greater resources then we do, a stronger brand name and more extensive products. Also, some of these companies have made significant investments in wireless services in our markets. We may not be able to successfully implement our business plan if these large multinational competitors spend additional resources in our markets to attempt to block competition.

      INITIALLY, OUR COVERAGE WILL NOT BE AS EXTENSIVE AS THOSE OF OTHER WIRELESS SERVICE PROVIDERS IN OUR MARKETS, WHICH MAY LIMIT OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS.

      Since our digital mobile networks will not initially offer nationwide coverage in the countries in which we are considering and our technology limits our potential roaming partners, we may not be able to compete effectively with cellular and personal communications services providers in our markets. Many of the cellular and personal communications services providers in our targeted markets have entered into roaming agreements with each other, which permit these providers to offer coverage to their subscribers in each other's markets. The iDEN technology that we will deploy is not compatible with other wireless technologies including digital cellular or personal communications services technologies or with other iDEN networks not operating in the 800 MHz spectrum. As a result, with the exception of GSM 900 MHz systems, we cannot enter into roaming agreements with the operators of these other networks. Although the i2000 digital handset is compatible with both iDEN 800 MHz and GSM 900 MHz systems, our customers will not be able to roam on other iDEN 800 MHz or GSM 900 MHz systems where we do not have a roaming agreement. As a result, we will not be able to provide coverage to our subscribers outside of our planned operating digital mobile markets until:

      o we build out additional digital mobile networks in areas outside our planned markets;

      o other operators deploy iDEN 800 MHz or GSM 900 MHz technology in markets outside of our planned coverage areas and we enter into roaming agreements with those operators; or

      o handsets that can be used on both iDEN 800 MHz and non-GSM 900 MHz wireless communications networks become available and we enter into roaming agreements with the operators of those networks.

      OUR EQUIPMENT IS MORE EXPENSIVE THAN THAT OF SOME COMPETITORS, WHICH MAY AFFECT OUR ABILITY TO ESTABLISH AND MAINTAIN A SIGNIFICANT SUBSCRIBER BASE.

      We will market multi-function digital handsets. The higher cost of our equipment, as compared to analog handsets and some digital handsets that do not incorporate a comparable multi-function capability, may make it more difficult or less profitable for us to attract customers. This may reduce our growth opportunities or profitability.

      CHALLENGES ASSOCIATED WITH OUR CONSTRUCTION OF DIGITAL MOBILE NETWORKS COULD ADVERSELY AFFECT OUR GROWTH PLANS.

      We may not be able to complete our currently planned construction successfully or in a timely manner. If we do not, our ability to establish a subscriber base, improve the transmission quality of our digital mobile services and expand our service area could be impaired. Our digital mobile network construction projects will be subject to numerous factors, any of which could require substantial changes to proposed plans or otherwise alter our currently anticipated time frames or budgets. These factors include:

      o securing the necessary radio spectrum licenses and adhering to regulatory requirements relating to the licenses;

      o locating suitable sites for communications sites or towers, obtaining any required zoning variances or other governmental or local regulatory approvals, and negotiating acceptable purchase, lease, joint venture or other agreements;

      o     negotiating favorable interconnection agreements;

      o delays that may be caused by frequency cross-interference with other radio spectrum users, including television stations; and

      o risks typically associated with any construction project, including possible shortages of equipment or skilled labor, engineering or environmental problems, work stoppages, weather interference and unanticipated cost increases.

      CHALLENGES ASSOCIATED WITH SELLING AND MARKETING OUR DIGITAL MOBILE SERVICES COULD AFFECT OUR ABILITY TO ESTABLISH OR MAINTAIN A SIGNIFICANT SUBSCRIBER BASE.

      Once our digital mobile network operations are in place in a particular market, the development of a significant subscriber base depends on the success of our sales and marketing efforts and the receptiveness of the marketplace to our services. If the sales and marketing teams of our operating companies are not able to establish a large subscriber base in our new markets, our revenues will not grow as planned. We have limited experience in marketing iDEN services and with local conditions in our target markets that may require us to modify our sales and marketing efforts.

      Furthermore, in addition to increasing the size of our customer base, our sales and marketing efforts must focus on the quality of our customer base. In some cases, this burden is heavier than that faced by United States companies, for example, due to the lack of business infrastructure in emerging markets. For example, the lack of established credit bureaus in many of the countries in which we plan to conduct business makes it more difficult to ascertain the creditworthiness of potential customers. As a result, we, like other service providers in these markets, may experience higher bad debt expense as a percentage of revenues than U.S. companies.

      In most of our new markets, we will rely, in part, on the efforts of independent dealers and distributors to market our services. We may not be able to establish and maintain satisfactory relationships with enough independent dealers or distributors or this may not be a cost-effective way of acquiring subscribers.

      If we do not keep pace with rapid technological changes, we may not be able to attract and retain customers. Our digital mobile technology could become obsolete. We rely on digital technology that is not compatible with, and competes with, other forms of digital and non-digital voice communication technology. Competition among these differing technologies can:

      o segment the user markets, thereby reducing demand for specific technologies, including the iDEN digital technology that we use;

      o reduce the resources devoted by third-party suppliers, including Motorola, which supplies all of our current digital mobile technology, in developing in improving the technology for our networks; and

      o     adversely affect the market acceptance of our service offerings.

      SINCE WE RELY PRINCIPALLY ON ONE SUPPLIER TO IMPLEMENT OUR DIGITAL MOBILE NETWORKS, ANY FAILURE OF THAT SUPPLIER TO PERFORM COULD HURT OUR OPERATIONS.

      Motorola is currently our sole source for the iDEN digital network equipment and handsets used throughout our markets. If Motorola fails to deliver necessary technology improvements and enhancements and system infrastructure equipment and handsets on a timely, cost-effective basis, we may not be able to service our existing subscribers or add new subscribers. We expect to rely principally on Motorola for the manufacture of a substantial portion of the equipment necessary to construct, enhance and maintain our digital mobile networks and for the manufacture of handsets for the next several years.

      AGREEMENTS WITH MOTOROLA REDUCE OUR OPERATIONAL FLEXIBILITY AND MAY ADVERSELY AFFECT OUR GROWTH OR OPERATING RESULTS.

      We have entered into agreements with Motorola that impose limitations and conditions on our ability to use other technologies in markets in which we will deploy iDEN technology. These agreements may operate to delay or prevent us from employing new or different technologies that perform better or are available at a lower cost because of the additional economic costs and other impediments to change arising under the Motorola agreements.

      CONCERNS ABOUT HEALTH RISKS ASSOCIATED WITH WIRELESS EQUIPMENT MAY REDUCE THE DEMAND FOR OUR SERVICES.

      Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. The actual or perceived risk of mobile communications devices could adversely affect us through a reduction in subscribers, reduced network usage per subscriber or through reduced financing available to the mobile communications industry. Studies performed by wireless telephone equipment manufacturers have investigated these allegations and additional studies are ongoing.

Risks Relating to Our Principal Market, the Dominican Republic

      WE COULD BE ADVERSELY AFFECTED BY DOWNTURNS IN THE DOMINICAN ECONOMY.

      Most of our operations are conducted in, and most of our customers are located in, the Dominican Republic. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in the Dominican Republic. While the Dominican Republic's GDP has grown every year since 1991, such growth may not continue in the future. Future developments in the Dominican economy could impair our ability to proceed with our business strategies, our financial condition or our results of operations. Our financial condition and results of operations also could be adversely affected by changes in economic or other policies of the Dominican government or other political or economic developments in or affecting the Dominican Republic, as well as regulatory changes or administrative practices of Dominican authorities, over which we have no control.

      POVERTY AND SHORTAGES OF BASIC SERVICES IN THE DOMINICAN REPUBLIC COULD AFFECT US ADVERSELY.

      The Dominican Republic has widespread poverty. As recently as November 1997, the country experienced riots, partly as a result of price increases and shortages of water and electricity. There can be no assurance that similar incidents in the future will not have a material adverse effect on us. Several state-owned companies have been privatized, including the country's state-owned electric utility company, and there can be no assurance that the implementation of such privatizations will not cause social unrest.

      ALTHOUGH INFLATION IN THE DOMINICAN REPUBLIC HAS BEEN MODERATE SINCE 1990, INCREASES IN THE INFLATION RATE WOULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS.

      Inflation has moderated in the Dominican Republic since 1991, following an austerity program instituted by the Dominican government. According to the Central Bank, the annual rates of inflation were 3.9% for 1996, 8.4% for 1997, 7.8% for 1998, 5.1% for 1999 and 9.0% for 2000. However, the country has experienced high levels of inflation in the past, including an inflation rate of 79.9% for 1990. Any increase in the value of the U.S. dollar against the Dominican peso directly affects the Dominican Republic's inflation rate because the Dominican Republic relies heavily on imports from the United States of raw materials and consumer goods. High inflation levels could adversely affect the Dominican Republic's economy and our business, financial condition and results of operations or the value of the ADSs. We cannot assure you that inflation in the Dominican Republic will not change significantly from current levels.

      LOCAL CURRENCIES USED IN THE CONDUCT OF OUR BUSINESS ARE SUBJECT TO DEPRECIATION OR VOLATILITY.

      The Dominican government's economic policies and any future changes in the value of the Dominican peso against the U.S. dollar could adversely affect the U.S. dollar value of the ADSs. For 1998, 1999 and 2000, we earned between 55% and 65% of our operating revenues in Dominican pesos and the remainder of our operating revenues in foreign currency, primarily in U.S. dollars. The percentage of operating revenues in Dominican pesos could increase if we successfully increase our share in Dominican local markets in accordance with our strategy. The Dominican peso has depreciated in value against the U.S. dollar in the past and may be subject to fluctuations in the future. We generally are required to surrender foreign currency revenues to the Central Bank at the official rate and acquire foreign currency at the private market rate in order to pay foreign currency-denominated obligations. As a result, we may lose the spread on foreign exchange transactions. In addition, we must pay a 5% commission to the Central Bank when we convert Dominican pesos into U.S. dollars. Most of our outstanding indebtedness is U.S. dollar-denominated and must be paid in U.S. dollars. The official rate as of April 27, 2001 was RD$16.66 per U.S. dollar.

      Vendors of telecommunications equipment all require that we pay for equipment in U.S. dollars. The devaluation of the Dominican peso could affect adversely our ability to purchase U.S. dollars in order to service our debt obligations and pay our equipment vendors. Our purchase of substantial amounts of U.S. currency in Dominican markets could adversely affect the value of the Dominican peso in relation to the U.S. dollar, thus making such purchases more costly for us.

RISKS RELATED TO THIS OFFERING

      THE PRICE OF OUR ADSs MAY DECLINE BEFORE OR AFTER THE SUBSCRIPTION RIGHTS EXPIRE.

      We cannot assure you that the public trading market price of our ADSs will not decline after you exercise your subscription rights. If that occurs, you will have committed to buy ADSs at a price above the prevailing market price and you will have an immediate unrealized loss. Moreover, we cannot assure you that following the exercise of subscription rights you will be able to sell your ADSs at a price equal to or greater than the subscription price. Until certificates are delivered upon expiration of this offering, you may not be able to sell the ADSs you purchase in this offering. Certificates representing our ADSs purchased will be delivered as soon as practicable after expiration of this offering. We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of rights.

      ONCE YOU EXERCISE YOUR SUBSCRIPTION RIGHTS, YOU MAY NOT REVOKE THE
      EXERCISE.

      Once you exercise your subscription rights, you may not revoke the exercise. If we elect to withdraw or terminate the rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments.

      THE SUBSCRIPTION PRICE IS NOT AN INDICATION OF OUR VALUE.

      The subscription price was set by the board of directors after considering a variety of factors, including the desire to encourage full shareholder participation in this offering. The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. You should not consider the subscription price as an indication of our present or future value. We have neither sought nor obtained a valuation opinion from an outside financial consultant or investment banker.

      GFN WILL OWN A MAJORITY OF OUR STOCK.

      GFN beneficially owns 11,486,720 shares of Class B stock having approximately 57% of our voting power. GFN's purchase of ADSs in this offering would increase its percentage of the voting power to __%, if all of the shares offered are subscribed, and to __% if only GFN subscribes for ADSs. Motorola, the other shareholder with shares of Class B stock, beneficially owns approximately 38% of the voting power, which, if Motorola does not exercise its rights, will be reduced to __% if all of the ADSs offered are subscribed for and to __% if only GFN subscribes for ADSs.

      WE HAVE A LARGE AMOUNT OF SHARES ELIGIBLE FOR FUTURE SALE.

      After this offering, GFN and Motorola will own a total of 19,144,544 shares of our Class B stock, each of which is convertible into one share of Class A common stock. GFN also will own __ ADSs. We will also issue 3,375,000 shares of Class A common stock in our acquisition of Telecable. GFN has agreed to purchase __ of those shares from the Telecable shareholders. GFN and Motorola have, and the shareholders of Telecable will have, registration rights which would enable them to sell shares. We cannot predict the effect, if any, that future sales of ADSs, or the availability of such shares for sale, would have on the market price prevailing from time to time. Sales by any of GFN, Motorola or the shareholders of Telecable of substantial amounts of our ADSs in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. Such a reduction in the market price of our ADSs could impair our ability to raise additional capital through future public offerings of our equity securities.

      CERTAIN EVENTS COULD RESULT IN A DILUTION OF YOUR OWNERSHIP OF OUR COMMON STOCK.

      The subscription rights will entitle our shareholders to acquire __ ADSs, representing approximately __% of our voting power. If you do not subscribe for ADSs, your percentage ownership of TRICOM will be reduced by __%. The market price of our ADSs is currently less than the book value per share at March 31, 2001, approximately $7.25 per share, and the book value per share will be reduced by the issuance of ADSs in this offering to approximately $__ per share, if all ADSs are subscribed for at or below the current market price.

      YOU WILL NEED TO ACT PROMPTLY AND FOLLOW INSTRUCTIONS CAREFULLY IF YOU WANT TO EXERCISE YOUR RIGHTS.

      Shareholders who desire to purchase shares in this rights offering must act promptly to ensure that all required forms and payments are actually received by our subscription agent, [___________], prior to the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, we may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor our subscription agent undertake to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures. Any personal check used to pay for shares must clear prior to the expiration date, and the clearing process may require five or more business days.

                           FORWARD LOOKING STATEMENTS

      Some things in this prospectus, or incorporated by reference in this prospectus, are known as "forward-looking statements," as that term is used in
Section 27A of this Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to, among other things, future performance generally, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and competition.

      When we use the words "believe," "intend," "expect," "may," "will," "should," "anticipate," or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we described strategy that involves risks or uncertainties, we are making forward-looking statements.

      We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face, including those set forth in the section of this prospectus called "Risk Factors." Those are representatives of factors that could affect the outcome of the forward-looking statements.

                                 CAPITALIZATION

      The following table sets forth at March 31, 2001 our capitalization (1) at such date, and (2) as adjusted to reflect the rights offering and the application by us of the estimated net proceeds of this offering on a partially subscribed basis, assuming the subscription by GFN only, and on a fully subscribed basis. For purposes of this table, we have assumed that the subscription price is equal to $6.30, the closing price of our ADSs on the NYSE on July 23, 2001.

                                                                                                       MARCH 31, 2001
                                                                                      ----------------------------------------------
                                                                                                       (IN THOUSANDS)

                                                                                                   AS ADJUSTED FOR   AS ADJUSTED FOR
                                                                                                    THIS OFFERING     THIS OFFERING
                                                                                                      PARTIALLY           FULLY
                                                                                       ACTUAL        SUBSCRIBED(2)     SUBSCRIBED(3)
                                                                                      ----------    -------------    ---------------
Total short-term debt (including current portion of long-term
     debt and capital leases (1) ...............................................       $ 136,293       $ 136,293         $ 136,293
                                                                                        ========        ========          ========

Long term debt:
     Bank loans.................................................................          63,938          63,938            63,938
     11 3/8% senior notes due 2004                                                       200,000         200,000           200,000
     Capital leases.............................................................          14,655          14,655            14,655
                                                                                        --------        --------          --------
         Total long-term debt and capital leases................................         278,593         278,593           278,593
                                                                                        ========        ========          ========

Shareholders' equity:
     Class A common stock, RD$10 par value, 9,700,000,
     16,049,206 and 25,652,779 shares issued and
     outstanding actual, partially subscribed and
     fully subscribed...........................................................           6,210           9,978            15,630
     Class B stock, RD$10 par value, 19,144,544 shares
     issued and outstanding.....................................................          12,595          12,595            12,595
     Additional paid-in-capital.................................................         160,255         195,487           249,835
     Retained earnings..........................................................          32,045          32,045            32,045
     Equity adjustment for foreign currency translation.........................          (2,024)         (2,024)           (2,024)
                                                                                        --------        --------          --------
     Total shareholders' equity.................................................         209,080         248,080           308,080
                                                                                        --------        --------          --------
         Total capitalization (including total short-term debt).................       $ 623,966       $ 662,966         $ 722,966
                                                                                        ========        ========          ========

----------

(1) At March 31, 2001, we had available $66.9 million of additional borrowing capacity under our credit facilities and capital leases.

(2) As Adjusted for this Offering Partially Subscribed assumes that only GFN exercises its subscription rights resulting in estimated net proceeds of $39 million.

(3) As Adjusted for this Offering Fully Subscribed gives effect to the net proceeds of the sale of all of the ADSs that we are offering resulting in estimated net proceeds of $99 million.

         PRICE RANGE OF AMERICAN DEPOSITARY SHARES AND DIVIDEND POLICY

      Our ADSs are traded on the New York Stock Exchange under the symbol "TDR". Shares of Class A common stock are not traded on any other exchange or automated quotation system. At April 30, 2001, there were 30 record holders in the United States of the ADSs.

      The following tables provides the high and low prices for the ADSs on the New York Stock Exchange for (1) 1998, the year in which we completed our initial public offering, (2) each quarter of our two most recent full fiscal years, each of the first two quarters this year and the third quarter to date and (3) each of the most recent six months.

                                                  NEW YORK STOCK EXCHANGE
                                           -------------------------------------
                                                HIGH                  LOW
                                             -----------          -----------

YEAR ENDED DECEMBER 31, 1998............        12 9/16              3 7/16

YEAR ENDED DECEMBER 31, 1999

First Quarter...........................         9                   6
Second Quarter..........................        11 5/8               6 13/16
Third Quarter...........................        12 7/16              7 9/16
Fourth Quarter..........................        22 5/8               7 5/8

YEAR ENDED DECEMBER 31, 2000

First Quarter...........................        28 1/2              16 1/2
Second Quarter..........................        22 3/8              13 3/4
Third Quarter...........................        19 1/2              14 1/8
Fourth Quarter..........................        16 1/2               6 11/20

YEAR ENDING DECEMBER 31, 2001

First Quarter...........................        12.46                7.00
Second Quarter..........................         7.80                6.00
Third Quarter (through July 23, 2001)...         6.70                5.91
January.................................        12.46                8.01
February................................        11.30                9.45
March...................................         9.60                7.00
April...................................         7.80                6.15
May.....................................         6.90                6.25
June....................................         7.40                6.00

                                USE OF PROCEEDS

      We will use the net proceeds from this offering for general corporate purposes, including to fund in part the acquisition of Telecable, and for working capital. Telecable serves approximately 52,000 residential customers and 8,000 commercial customers in Santo Domingo, Puerto Plata and La Romana. The purchase price, approximately $63.7 million, is payable $41.8 million in cash and by the issuance of 3,375,000 shares of Class A common stock.

      Our gross proceeds from the rights offering depend on the number of shares that are purchased. If all 100,502,513 of subscription rights offered by this prospectus are exercised, then we will receive proceeds of approximately $[_____________] in cash, including amounts previously advanced to us by GFN.

                                 THIS OFFERING

      BEFORE EXERCISING ANY RIGHTS, YOU SHOULD READ CAREFULLY THE INFORMATION SET FORTH UNDER THE "RISK FACTORS" BEGINNING ON PAGE 11.

THE RIGHTS

      As soon as practicable after the date of this prospectus, we are distributing, at no charge, to holders of our ADSs, Class A common stock and Class B stock as of 5:00 p.m., New York City time, on the record date of [____], 2001, __ non-transferable subscription rights to purchase additional ADSs for every ADS, share of Class A common stock and share of Class B stock owned at that time. You will not receive fractional subscription rights, but instead we will round your number of subscription rights down to the nearest whole number. Each right entitles you to purchase __ ADSs for the subscription price. On [________], 2001, the day on which we announced this offering, the last reported sales price for our ADSs on the NYSE was $_____ per share. On the date of this prospectus, the last reported sales price for our ADSs on the NYSE was $___ per share.

RECORD DATE

      [_______], 2001 at 5:00 p.m., New York City time. Only our shareholders as of the record date will receive rights to subscribe for new ADSs. This includes both holders of Class A common stock and of Class B stock, which is identical in all respects to our Class A common stock except that each share of Class B stock has ten votes per share. At this time, the only holder of shares of Class A common stock is the depository, The Bank of New York. We have instructed the Bank of New York to make these rights available to holders of our ADSs.

SUBSCRIPTION PRICE

      The subscription price is $[__________] per ADS, payable in cash. All payments must be cleared on or before the expiration date.

SUBSCRIPTION PRIVILEGE

      You are entitled to purchase one newly-issued ADS at the subscription price for each right exercised.

THE BOARD MAKES NO INVESTMENT RECOMMENDATIONS TO SHAREHOLDERS.

      Our board of directors has approved but does not make any recommendation to you about whether you should exercise any rights. In making the decision to exercise or not exercise your rights, you must consider your own best interests.

      If you choose not to exercise your subscription rights in full, your relative ownership interest in us will be diluted. If you exercise rights, you risk investment loss on new money invested. The trading price of our ADSs may decline below the subscription price. We cannot assure you that the subscription price will remain below any trading price for our ADSs or that its trading price will not decline to below the subscription price during or after this offering. For a summary of some of the risks a new investment would entail, see "Risk Factors" beginning on page 11.

EXPIRATION TIME AND DATE.

      The rights expire on [_________], at 5:00 p.m., New York City time. We have the option of extending the expiration date for any reason, although presently we do not intend to do so. Rights not exercised by the expiration date will be null and void.

      In order to exercise rights in a timely manner, you must ensure that the subscription agent actually receives, prior to expiration of the rights, the properly executed and completed subscription warrant together with full payment for all ADSs you wish to purchase.

NO REVOCATION

      You are not allowed to revoke or change your exercise of rights after you send in your subscription forms and payment.

DETERMINATION OF SUBSCRIPTION PRICE

      The subscription price is $__ per ADS. Our board of directors determined the per ADS subscription price based upon a number of factors including:

      o     the historic and current market price of our ADSs;

      o the difficult market conditions prevailing for the raising of equity capital;

      o     our business prospects;

      o     our operating history;

      o     general conditions in the securities market;

      o     our need for capital;

      o     alternatives available to us for raising capital;

      o     the amount of proceeds desired; and

      o     general economic, business and market conditions.

      The $[__________] per share price should not be considered an indication of the actual value of our ADSs. You may not be able to sell ADSs purchased during this offering at a price equal to or greater than $[__________] per share. We have neither sought, nor obtained, any valuation opinion from outside financial advisors or investment bankers.

TRANSFERABILITY OF SUBSCRIPTION RIGHTS

      Only you may exercise the subscription privilege. You may not sell, give away or otherwise transfer the subscription privilege.

EXTENSION, WITHDRAWAL AND AMENDMENT

      We have the option of extending the period for exercising your rights, although we do not intend to do so at this time.

      We also reserve the right to withdraw or terminate this offering at any time for any reason. In the event that this offering is withdrawn or terminated, all funds received from subscriptions will be returned. We will not pay interest on any returned funds.

      We reserve the right to amend the terms of this offering. If we make an amendment that we consider significant, we will (1) mail notice of the amendment to all shareholders of record as of the record date, (2) extend the expiration date by at least ten days and (3) offer all subscribers no less than ten days to revoke any subscription already submitted. The extension of the expiration date will not, in and of itself, be treated as a significant amendment for these purposes.

MAILING OF WARRANTS AND RECORD HOLDERS

      We are sending a subscription warrant to each record holder along with this prospectus and related instructions to evidence the rights. In order to exercise rights, you must fill out and sign the subscription warrant and timely deliver it with full payment for the shares to be purchased. Only the holders of record of our ADSs, Class A common stock and Class B stock as of the close of business as of the record date may exercise rights. You are a record holder for this purpose only, in the case of holders of ADSs, if your name is registered as a holder with our Depositary, The Bank of New York, as of the record date.

      A depository bank, trust company or securities broker or dealer which is a record holder for more than one beneficial owner of shares may divide or consolidate subscription warrants to represent shares held as of the record date by their beneficial owners, upon proper showing to [____________________________________].

      If you own shares held in a brokerage, bank or other custodial or nominee account, in order to exercise your rights you must promptly send the proper instruction form to the person holding your shares. Your broker, dealer, depository or custodian bank or other person holding your shares is the record holder of your shares and will have to act on your behalf in order for you to exercise your rights. We have asked your broker, dealer or other nominee holders of our shares to contact the beneficial owners to obtain instructions concerning rights the beneficial owners it represents are entitled to exercise.

FOREIGN AND UNKNOWN ADDRESSES

      We are not mailing subscription warrants to shareholders whose addresses are outside the United States or who have an APO or FPO address. In those cases, the subscription warrants will be held by the subscription agent for those shareholders. To exercise their rights, these shareholders must notify the subscription agent prior to 11:00 a.m., New York City time, on the third business day prior to the expiration date.

RIGHT TO BLOCK EXERCISE DUE TO REGULATORY ISSUES

      We reserve the right to refuse the exercise of rights by any holder of rights who would, in our opinion, be required to obtain prior clearance or approval from any state, federal or foreign regulatory authorities for the exercise of rights or ownership of additional shares if, at the expiration date, this clearance or approval has not been obtained. We are not undertaking to pay any expenses incurred in seeking such clearance or approval.

      We are not offering or selling, or soliciting any purchase of, shares in any state or other jurisdiction in which this offering is not permitted. We reserve the right to delay the commencement of this offering in certain states or other jurisdictions if necessary to comply with local laws. However, we may elect not to offer rights to residents of any state or other jurisdiction whose law would require a change in this offering in order to carry out this offering in such state or jurisdiction.

PROCEDURES TO EXERCISE RIGHTS

      Please do not send subscription warrants or related forms to us. Please send the properly completed and executed form of subscription warrant with full payment to the subscription agent for this offering, [_________].

      You should read carefully the subscription warrant and related instructions and forms which accompany this prospectus. You should call [____________], the information agent for this offering, at the address and telephone number listed below under the caption "This Offering - Questions and Assistance Concerning the Rights" promptly with any questions you may have.

      You may exercise your rights by delivering to [_________________], at the address specified below and in the instructions accompanying this prospectus, on or prior to the expiration date:

      Properly completed and executed subscription warrant(s) which evidence your rights. See "The Offering - Delivery of Subscription Warrant" below for instructions on where to send these.

      o     Any required signature guarantees.

      o Payment in full of the subscription price for each newly issued ADS you wish to purchase under the subscription privilege. See "This Offering - Required Forms of Payment of Subscription Price" below for payment instructions.

REQUIRED FORMS OF PAYMENT OF SUBSCRIPTION PRICE

      The subscription price is $[__________] per ADS subscribed for, payable in cash. All payments must be cleared on or before the expiration date.

      If you exercise any rights, you must deliver to [____________] full payment in the form of a personal check, certified or cashier's check or bank draft drawn upon a U.S. bank, or a U.S. postal money order, payable to [___________________], subscription agent.

      In order for you to timely exercise your rights, [________________] must actually receive the subscription price before the expiration date.

      Funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you pay the subscription price by means of uncertified personal check, you should make payment sufficiently in advance of the expiration date to ensure that your check actually clears and the payment is received before such date. We are not responsible for any delay in payment by you and suggest that you consider payment by means of certified or cashier's check, money order or wire transfer of funds.

DELIVERY OF SUBSCRIPTION WARRANT

      All subscription warrants, payments of the subscription price and nominee holder certifications, to the extent applicable to your exercise of rights, must be delivered to [________________] as follows:

        By Hand:           By First Class Mail:            By Overnight Courier:
[_____________________]    [__________________]            [___________________]

INCOMPLETE FORMS; INSUFFICIENT PAYMENT

      If you do not indicate on your subscription warrant the number of rights being exercised, or do not forward sufficient payment for the number of rights that you indicate are being exercised, then we will accept the subscription forms and payment only for the maximum number of rights that may be exercised based on the actual payment delivered. We will return any payment not applied to the purchase of ADSs under this offering as soon as practicable by mail. Interest will not be payable on amounts refunded.

PROHIBITION ON FRACTIONAL SHARES

      Each right entitles you to purchase __ ADS at the subscription price. We will accept any inadvertent subscription indicating a purchase of fractional ADSs by rounding down to the nearest whole ADS and, as soon as practicable, refunding without interest any payment received for a fractional ADS.

INSTRUCTIONS TO NOMINEE HOLDERS

      If you are a broker, trustee or depository for securities or other nominee holder for beneficial owners of our ADSs, we are requesting that you contact such beneficial owners as soon as possible to obtain instructions and related certifications concerning their rights. Our request to you is further explained in the suggested form of letter of instructions from nominee holders to beneficial owners accompanying this prospectus.

      To the extent so instructed, nominee holders should complete appropriate subscription warrants on behalf of beneficial owners and submit them on a timely basis to the subscription agent, [_____________________] with the proper payment.

RISK OF LOSS ON DELIVERY OF SUBSCRIPTION WARRANT FORMS AND PAYMENTS

      Each holder of rights bears all risk of the method of delivery to [_______________] of subscription warrants and payments of the subscription price.

      If subscription warrants and payments are sent by mail, you are urged to send these by registered mail, properly insured, with return receipt requested, and to allow a sufficient number of days to ensure delivery to [_____________________] and clearance of payment prior to the expiration date.

      Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

HOW PROCEDURAL AND OTHER QUESTIONS ARE RESOLVED

      We are entitled to resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of rights. Our determination of such questions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right because of any defect or irregularity.

      Subscription warrants will not be considered received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. Neither we nor the subscription agent, [________________________] have any duty to give notification of any defect or irregularity in connection with the submission of subscription warrants or any other required document. Neither we nor [_____________] will incur any liability for failure to give such notification.

      We reserve the right to reject any exercise of rights if the exercise does not comply with the terms of this offering or is not in proper form or if the exercise of rights would be unlawful or materially burdensome.

ISSUANCE OF CERTIFICATES

      Certificates for ADSs purchased in this offering will be issued as soon as practicable after the expiration date. The subscription agent will deliver subscription payments to us only after consummation of this offering and the issuance of certificates to our shareholders that exercised rights. Unless you instruct otherwise in your subscription warrant form, ADSs purchased by the exercise of rights will be registered in the name of the person exercising the rights.

SHARES OF CLASS A COMMON STOCK OUTSTANDING AFTER THE RIGHTS OFFERING

      Assuming we issue all of the ADSs, each of which represents one share of Class A common stock, offered in the rights offering, approximately [__________] shares of Class A common stock will be issued and outstanding. This would represent a [_____]% increase in the number of outstanding shares of Class A common stock as of the date of this prospectus. IF YOU DO NOT EXERCISE YOUR SUBSCRIPTION PRIVILEGE, THE PERCENTAGE OF OUR CLASS A COMMON STOCK THAT YOU HOLD WILL DECREASE.

FEES AND EXPENSES

      We will pay all fees charged by the subscription agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. Neither we nor the subscription agent will pay these expenses.

SUBSCRIPTION AGENT

      We have appointed [_________________________] as subscription agent for the rights offering. The subscription agent's address for packages sent by mail or overnight delivery is:

                             [_____________]
                             [_____________]
                             [_____________]

      The subscription agent's telephone number is [____________________] and its facsimile number is[__________________]. You should deliver your subscription certificate and payment of the subscription price to the subscription agent. We will pay the fees and specified expenses of the subscription agent, which we estimate will total $[_______]. We have also agreed to indemnify the subscription agent from any liability, which it may incur in connection with the rights offering.

                                   IMPORTANT

      PLEASE CAREFULLY READ THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION CERTIFICATE AND FOLLOW THOSE INSTRUCTIONS IN DETAIL. DO NOT SEND SUBSCRIPTION CERTIFICATES DIRECTLY TO US. YOU ARE RESPONSIBLE FOR CHOOSING THE PAYMENT AND DELIVERY METHOD FOR YOUR SUBSCRIPTION CERTIFICATE, AND YOU BEAR THE RISKS ASSOCIATED WITH SUCH DELIVERY. IF YOU CHOOSE TO DELIVER YOUR SUBSCRIPTION CERTIFICATE AND PAYMENT BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. WE ALSO RECOMMEND THAT YOU ALLOW A SUFFICIENT NUMBER OF DAYS PRIOR TO [_______________], 2001. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK OR MONEY ORDER.

QUESTIONS AND ASSISTANCE CONCERNING THE RIGHTS

      If you have any questions or need assistance concerning the procedure for exercising subscription rights, or if you would like additional copies of this prospectus or the instructions, you should contact us or the subscription agent:

            TRICOM, S.A.                             [          ]
            Ave. Lope de Vega No. 95                 [          ]
            Santo Domingo, Dominican Republic        [          ]
            Attention: Investor Relations            [          ]
            (809) 476-4044/4012                      [          ]

                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

AMERICAN DEPOSITARY RECEIPTS

      The Bank of New York will issue the American Depositary Receipts or ADRs evidencing ADSs. Each ADS represents one share of Class A common stock. We will deposit the shares of Class A common stock (or the right to such shares) to be issued in this offering with the New York office of The Bank of New York which we refer to as the custodian. Each ADR will also represent securities, cash or other property deposited, from time to time, with The Bank of New York but not distributed to ADR holders. The Bank of New York's Corporate Trust office is located at 101 Barclay Street, New York, NY 10286, and its principal executive office is located at One Wall Street, NY, NY 10286.

      You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

      Because The Bank of New York actually holds the shares, you must rely on it to exercise the rights of a shareholder. Our obligations and the obligations of The Bank of New York are set out in an agreement among TRICOM, The Bank of New York and you, as an ADR holder. The agreement and the ADRs are generally governed by New York law.

      The following is a summary of the agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the ADR. Directions on how to obtain copies of these are provided in the section entitled "Where You Can Find More Information."

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

      The Bank of New York has agreed to pay to you the cash dividends or other distributions it receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

      CASH. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis, and, subject to Dominican Republic law, can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the Dominican Republic government is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the Dominican pesos only to those ADR holders to whom it is possible to do so. It will hold the Dominican pesos it cannot convert for the account of the ADR holders who have not been paid. It will not invest the Dominican pesos and it will not be liable for the interest.

      Before making a distribution, any withholding taxes that must be paid under Dominican Republic law will be deducted. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the Dominican pesos, you may lose some or all of the value of the distribution.

      SHARES. The Bank of New York may distribute new ADRs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to use a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

      RIGHTS TO RECEIVE ADDITIONAL SHARES. If we offer holders of our shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

      If The Bank of New York makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

      U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

      OTHER DISTRIBUTIONS. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the ADRs will also represent the newly distributed property.

      The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, shares, rights or other securities under the Securities Act of 1933. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

DEPOSIT, WITHDRAWAL AND CANCELLATION

      The Bank of New York will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with it. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its Corporate Trust office to the persons you request.

      You may turn in your ADRs at The Bank of New York's Corporate Trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of the custodian. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its Corporate Trust office.

VOTING RIGHTS

      You may instruct The Bank of New York to vote the shares underlying your ADRs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

      If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Dominican Republic law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct.

      We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

FEES AND EXPENSES

ADR HOLDERS MUST PAY:                                                           FOR:
--------------------

$5.00 (or less) per 100 ADSs........................      Each issuance of an ADS, including as a result of a distribution of shares or rights or other property. Each cancellation of an ADS, including if the deposit agreement terminates.

$.02 (or less) per ADS...............................     Any cash payment, except for distributions of cash dividends.

Registration of Transfer Fees........................     Transfer and registration of shares on the share register of the Foreign
                                                          Registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares.

Expenses to The Bank of New York.....................     Conversion of Dominican pesos to U.S. dollars. Cable, telex and facsimile transmission expenses.

Taxes and other governmental charges The Bank of
New York or the custodian have to pay on any
ADS or share underlying an ADS, for example,
stock transfer taxes, stamp duty or withholding
taxes................................................     As necessary

PAYMENT OF TAXES

      You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

      If we (1) change the nominal or par value of our shares, (2) reclassify, split up or consolidate any of the deposited securities, (3) distribute securities on the shares that are not distributed to you, or
(4) recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action, then the cash, shares or other securities received by The Bank of New York will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities unless additional ADRs are delivered pursuant to the following sentence. The Bank of New York may, and will if we ask it to, issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs, identifying the new deposited securities.

AMENDMENT AND TERMINATION

      We may agree with The Bank of New York to amend the agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADR holders, it will only become effective 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the agreement is amended.

      The Bank of New York will terminate the agreement if we ask it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify you at least 90 days before termination.

      After termination, The Bank of New York and its agents will be required to do only the following under the agreement: (1) advise you that the agreement is terminated, and (2) collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADRs. At any time after the expiration of one year after the date of termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

INSPECTION OF TRANSFER BOOKS

      The Bank of New York will maintain at its transfer office in the Borough of Manhattan, the City of New York, facilities for the execution and delivery, registration of transfer, combination or split-up of ADRs and a register for the registration of ADRs and the registration of the transfer of ADRs that at reasonable times will be open for inspection by us and the holders of ADRs, provided that such inspection shall not be for the purpose of communication with holders of ADRs in the interest of a business or object other than our business or a matter related to the ADRs.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS

      The agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. TRICOM and The Bank of New York:

      o are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

      o are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

      o are not liable if either exercises discretion permitted under the agreement;

      o have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on your behalf or on behalf of any other party; and

      o may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

      In the agreement, TRICOM and The Bank of New York agree to indemnify each other under certain circumstances.

REQUIREMENTS FOR DEPOSITARY ACTIONS

      Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or process the withdrawal of any shares, The Bank of New York may require:

            o payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

            o production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

            o compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

      The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when our books or the books of The Bank of New York are closed, or at any time if we or The Bank of New York thinks it advisable to do so.

      You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

            o when temporary delays arise because: (1) The Bank of New York or TRICOM has closed its transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) TRICOM is paying a dividend on the shares;

            o when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

            o when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

      This right of withdrawal may not be limited by any other provision of the agreement.

PRE-RELEASE OF ADRs

      In certain circumstances, subject to the provisions of the agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited;
(2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and (3) The Bank of New York must be able to close out the pre-release on not more than five business days' notice. In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

     CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE RIGHTS OFFERING

      We have summarized below material United States income tax consequences of this offering to the holders of our ADSs, Class A common stock and Class B stock with respect to the distribution of the rights to them and of the exercise of such rights. The summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated under the Code, judicial authority and current administrative rules and practice, all of which are subject to change on a prospective or retroactive basis.

      The tax consequences of this offering under state, local and foreign law are not discussed. The consequences of this offering with respect to any taxes other than income taxes are not discussed. Moreover, special considerations not described in this summary may apply to some taxpayers or some types of taxpayers, including financial institutions, broker-dealers, nominee holders of our shares, life insurance companies, tax-exempt organizations and foreign taxpayers. The discussion is limited to those who have held the ADSs, Class A common stock and Class B stock, and will hold the rights and any shares acquired upon the exercise of the rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

      WE URGE STOCKHOLDERS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR FEDERAL INCOME OR OTHER TAX CONSEQUENCES TO THEM OF THE OFFERING, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN LAW AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

ISSUANCE OF RIGHTS

      You will not recognize taxable income for federal income tax purposes upon distribution of the rights.

STOCKHOLDER BASIS AND HOLDINGS PERIOD OF THE RIGHTS

      As a result of receiving the distribution of rights, you must generally allocate the basis of your ADSs, Class A common stock and Class
B stock among such stock and the rights in proportion to their respective fair market values on the date of issuance. If however, the fair market value of the rights on the date of issuance is less than 15% of the fair market value of the ADSs, Class A common stock and Class B stock you hold on the date of issuance, then, unless an election referred to below is made, the basis of the rights will be zero. In such a case, you may make an election on your federal income tax return for the year relating to the date of issuance to allocate the basis of your ADSs, Class A common stock and Class B stock among such stock and the rights in proportion to their respective fair market values on the date of issuance.

      Your holding period with respect to the rights will include your holding period for the ADSs, Class A common stock or Class B stock with respect to which the rights were distributed.

LAPSE OF THE RIGHTS

      If you allow your rights received to lapse, no gain or loss will be recognized and the basis in the shares upon which you received a distribution of the rights will be the same as it was immediately prior to the distribution of the rights.

EXERCISE OF THE RIGHTS; BASIS AND HOLDING PERIOD OF THE COMMON STOCK

      You will not recognize any gain or loss upon the exercise of your rights. The basis of the shares acquired through your exercise of the rights will be equal to the sum of the subscription price paid for the shares acquired through exercise of the rights and your basis in the rights, if any. The holding period for the shares acquired through exercise of the rights will begin on the date the rights are exercised.

SALE OF SHARES

      If you sell your shares acquired through the exercise of the rights, you will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your basis in the shares, which will include the exercise price. If you hold the shares as a capital asset, gain or loss on the sale will be long-term or short-term capital gain or loss, depending on whether you have held the shares for more than one year beginning on the date of exercise of the rights.

                   TAX CONSIDERATIONS OF OWNING SHARES

DOMINICAN REPUBLIC TAX CONSIDERATIONS

      The following discussion summarizes the principal Dominican Republic income tax consequences of an investment in the ADRs, ADSs or shares of Class A common stock by a person who is neither domiciled in nor a resident of the Dominican Republic for tax purposes and who holds such ADRs, ADSs or shares of Class A common stock for investment purposes and not for purposes of a trade or business. In the opinion of our Dominican law firm, Pellerano & Herrera, the discussion sets forth the material Dominican Republic consequences of such an investment. The discussion is not intended as tax advice to any particular investor.

      Under our 1996 concession agreement, dividends and interest paid to any of our shareholders, bondholders or other investors are exempt from Dominican income tax. Under Dominican tax law, the term "dividends" refers to any distribution of profits of a company to its shareholders. Thus, under the 1996 concession agreement, any dividend or distribution paid by us with respect to the Class A common stock will not be subject to Dominican income tax.

      Until our 1996 concession agreement is approved by the Dominican Congress, cash dividends and other distributions paid by us with respect to ADSs or shares of Class A common stock held by any holder could be subject to a 25% withholding tax, which would be required to be withheld by us and paid to the Dominican tax administration at the time a cash dividend or other distribution is paid. Such tax withheld may not be a creditable foreign tax in determining the U.S. tax liability of such holder. We are not aware of any plans of the Dominican government to submit our 1996 concession agreement for approval to the Dominican Congress.

      Our 1996 concession agreement does not specifically address whether capital gains taxes will apply to sales of ADSs in the Dominican Republic. However, it states that the transfer or sale of our shares of any type will be exempt from Dominican income tax. Under the principles of territoriality underlying the Dominican constitution, gain from the sale or exchange of ADRs evidencing the ADSs by a foreign holder outside of the Dominican Republic would not be subject to taxation by the Dominican tax authority even if our 1996 concession agreement were not applicable to gains on the transfer or sale of ADSs.

      Until our 1996 concession agreement is approved by the Dominican Congress, the Dominican government could require payment of capital gains tax on gain recognized on the sale or exchange in the Dominican Republic of shares of Class A common stock (as distinguished from sales or exchanges of ADSs). The capital gains tax was instituted in the Dominican Republic only in 1992 and was later modified by regulations in 1998 as part of major tax reform legislation. Under present law, the capital gains tax rate is identical to the regular income tax rate of the person or entity that earned such gain; there is no preferential rate. Thus, a corporation selling shares of Class A common stock in the Dominican Republic would be required to pay the corporate income tax of 25% on any gain from a sale or exchange of such shares. An individual also would have to pay income tax at the applicable individual rate, as set forth below, on gain from the sale of shares of Class A common stock in the Dominican Republic. The individual income tax rates applicable in the Dominican Republic since January 1st, 2001 are as follows:

If Taxable Income is:                           The Tax is:
Not over RD$120,000.00                          0.
Over RD$120,000.01 but not over RD$200,000.00   15% of taxable income over RD$120,000.01.
Over RD$200,000.01 but not over RD$300,000.00   RD$12,000.00 plus 20% of the excess over
                                                 RD$200,000.01.
Over RD$300,000.01                              RD$32,000.00 plus 25% of the excess over
                                                 RD$300,000.01.

      The amount of gain on which the capital gains tax is assessed is equal to the sale or transfer price (i.e., amount realized on the sale or transfer) minus the acquisition price, adjusted for inflation.
Regulations for the application of the Dominican Tax Code clarify how the tax basis is to be calculated and also provide how the inflation adjustment is to be applied.

      There is no income tax treaty in force between the Dominican Republic and the United States.

      There are no Dominican inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder not domiciled in the Dominican Republic at the moment of death. It is unclear whether Dominican gift taxes would apply to the transfer or other disposition by gift of shares of Class A common stock by a non-resident foreign holder; however, ADSs or ADRs are not subject to Dominican gift taxes. There are no Dominican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or shares of Class A common stock.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following sets forth the material United States federal income tax consequences of an investment in the ADSs. This discussion is based upon United States federal income tax laws and regulations presently in force and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income consequences different from those discussed below.

      The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or to the holding or disposition of such instruments. In particular, the discussion is directed only to U.S. holders that will hold ADSs as capital assets and that have the United States dollar as their functional currency. It does not address the tax treatment of U.S. holders that are subject to special tax rules, including banks, securities dealers, insurance companies, tax-exempt entities, holders who hold ADSs as part of a hedging, straddle or conversion transaction and holders of 10% or more of the total combined voting power of our voting shares. Prospective purchasers should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs.

      U.S. HOLDER

      "U.S. holder" means a beneficial owner of ADSs that is:

      (1)   a United States citizen or resident,

      (2) a corporation, partnership or other entity created or organized under the laws of the United States or any State or any political subdivision thereof,

      (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or

      (4)   any trust if both:

            o a court within the United States is able to exercise primary supervision over the administration of the trust; and

            o one or more United States persons have the authority to control all substantial decisions of the trust as described in Section 7701(a)(30) of the Code.

      If the obligations contemplated by the deposit agreement are performed in accordance with its terms, holders of ADSs will be treated for United States federal income tax purposes as the owners of the shares of Class A common stock represented by ADSs.

      CASH AND OTHER DISTRIBUTIONS

      Distributions made by us with respect to ADSs (other than distributions in liquidation and certain distributions in redemption of stock) will generally be taxed as ordinary dividend income to the extent that such distributions do not exceed our current and accumulated earnings and profits, as determined in accordance with United States federal income tax principles. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and will reduce your tax basis in the ADSs (but not below zero). To the extent that such distributions exceed your basis in the shares, the excess generally will be treated as capital gain.

      Dividends generally will be included in your gross income as ordinary income when the dividends are received by you or the depositary, as applicable. Dividends paid in Dominican pesos will be included in your gross income as a United States dollar amount based on the exchange rate in effect on the day of receipt by you or the depositary, as applicable. Any gain or loss recognized upon a subsequent sale or conversion of the Dominican pesos into U.S. dollars will be United States source ordinary income or loss. Dividends will generally not be eligible for the dividends-received deduction allowed to corporations.

      Dividends generally will be foreign source income for purposes of determining your foreign tax credit limitation and generally will be "passive" income. Any Dominican tax withheld on such dividends may not be a creditable foreign tax in determining your U.S. tax liability. As we have been advised by our local counsel that we would be permitted to credit the amount withheld against our Dominican corporate income tax, you might be treated as, in effect, not paying any Dominican tax.

      CAPITAL GAINS AND LOSSES

      You will recognize capital gain or loss on the sale or other disposition of ADSs in an amount equal to the difference between the amount realized for the ADSs over their adjusted tax basis. If you are an individual, such gain or loss will be taxed at the rate of tax for capital gains provided you held the ADSs for longer than one year. The deductibility of capital losses is subject to limitations. You will not recognize gain or loss on any deposits or withdrawals of shares of Class A common stock in exchange for ADSs. Any gain you recognize on a sale of ADSs generally will be treated as United States source income for purposes of determining your foreign tax credit limitation.

      BACKUP WITHHOLDING

      You may be subject to backup withholding at the rate of 31% with respect to dividends paid on the ADSs or the proceeds of a sale, exchange or redemption of ADSs unless (1) you are a corporation or come within certain other exempt categories, and, when required, demonstrate this fact, and (2) provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against your U.S. federal income tax liability. If you do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the U.S. Internal Revenue Service.

                              LEGAL MATTERS

      The validity of the ADSs is being passed upon for us by Piper Marbury Rudnick & Wolfe LLP, New York, New York. The validity of the shares of Class A common stock underlying such ADSs is being passed upon for us by our Dominican counsel, Pellerano & Herrera, Santo Domingo, Dominican Republic. Piper Marbury Rudnick & Wolfe LLP may rely, without independent investigation, upon the opinion of Pellerano & Herrera with respect to matters governed by Dominican Republic Law.

                                 EXPERTS

      Our consolidated financial statements at December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2000, have been audited by KPMG (member firm of KPMG International in the Dominican Republic), independent public accountants, as stated in their report appearing in our Annual Report, and are incorporated in reliance upon the report of such firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND MORE INFORMATION

      We file annual reports on Form 20-F and reports on Form 6-K with the SEC. You may read and copy this information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York, New York and Chicago, Illinois. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, our reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      This prospectus incorporates by reference the following documents:

      o our Annual Report on Form 20-F for the year ended December 31, 2000, which we have previously filed with the SEC and is not delivered with this prospectus; and

      o our report on Form 6-K reporting results for the quarter ended March 31, 2001, which we have previously filed with the SEC and is not delivered with this prospectus.

      In addition, this prospectus will be deemed to incorporate by reference:

      o any report on Form 6-K submitted by us to the SEC prior to the termination of the offering and identified by us as being incorporated by reference into this prospectus.

      You may request a copy of these filings, at no cost, by contacting us at Ave. Lope de Vega No. 95, Santo Domingo, Dominican Republic,
Attention: Investor Relations, telephone number: 809-476-4044 or at our website, www.tdr-investor.com.

==========================================   ===================================

      Tricom, S.A. has not authorized
any person to give you information that             [LOGO OMITTED]
differs from the information in this                  TRICOM (R)
prospectus. You should rely solely on
the information contained in this                [_________] AMERICAN
prospectus. This prospectus is not an              DEPOSITARY SHARES
offer to sell these securities, and we             EACH REPRESENTING
are not soliciting offers to buy these           ONE SHARE OF CLASS A
securities in any state where the offer              COMMON STOCK
or sale of these securities is not           --------------------------
permitted. The information in this
prospectus is accurate only as of the                 PROSPECTUS
date of this prospectus, even if the
prospectus is delivered to you after the     --------------------------
prospectus date, or you buy Tricom, S.A.
American Depositary Shares after the             [__________ __], 2001
prospectus date.

==========================================   ===================================

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      There are no statutory provisions under applicable Dominican law for the indemnification or insuring of directors against liability.

      Pursuant to Dominican law, shareholders are asked to vote upon the performance of management at annual shareholders' meetings. The Company's vigilance officer delivers a report on the financial performance of the Company and other issues related to management's performance. If the holders of a majority of the votes entitled to be cast approve management's performance, all shareholder are deemed to have released the directors and officers from claims or liability to the Company or its shareholders arising out of actions taken or any failure to take actions by any of them on behalf of the Company during the prior fiscal year, with certain exceptions, and shareholders will likely fail in any suit brought in a Dominican court with respect to such acts or omissions. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. If the shareholders do not approve management's performance, the vigilance officer's report may form the basis of any suit brought by the shareholders against the officers and directors of the Company.

      Article 48 of the Company's by-laws provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was a director, officer, employee or agent of the Company, or serves or served any other enterprise as a director, officer, employee or agent at the request of the Company.

      The Company shall pay any expenses reasonably incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company under Article 48 or otherwise. The Company may, by action of its Board of Directors, provide for the payment of such expenses incurred by employees and agents of the Company as it deems appropriate.

ITEM 9. EXHIBITS

      The following exhibits are filed as part of this Registration Statement:

      Exhibit                          Description
      -------                          -----------

      4.1 Form of Class A Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 1 to Registration Statement on Form F-1, filed on May 1, 1998).

      4.2           Form of American Depositary Receipt (included as part of
                    Exhibit 4.3) (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form F-1, filed on April 2, 1998).

      4.3 Form of Deposit Agreement between The Bank of New York, TRICOM, S.A. and owners and holders of American Depositary Receipts (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form F-1, filed on April 2, 1998).

      5.1*          Opinion of Pellerano & Herrera regarding legality.

      23.1 Consent of KPMG (member firm of KPMG International in the Dominican Republic).

      23.2*         Consent of Piper Marbury Rudnick & Wolfe LLP.

      23.3*         Consent of Pellerano & Herrera (included as part of Exhibit
                    5.1 above).

      24.1          Power of Attorney for directors and officers of TRICOM, S.A.
                    (included on signature page)

      99.1*         Form of Subscription Certificate

      99.2*         Instructions to Shareholders

      99.3*         Form of Letter to Shareholders

      99.4*         Form of Letter to Brokers

      99.5*         Form of Subscription Agency Agreement

      *To be filed by amendment

ITEM 10. UNDERTAKINGS

(a) The undersigned hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

      (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

      (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) Include any additional or changed material information on the plan of distribution;

      Provided, however, paragraphs (i) and (ii) do not apply if the information required in a post-effective amendment is incorporated by referenced from periodic reports filed by the Registrant under the Securities Exchange Act of 1934, as amended.

(2) That, for determining any liability under the Securities Act, to treat post-effective amendment as a new registration statement of the securities offered, and the offering of securities at the time to be the initial bona fide offering.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

      Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, PROVIDED that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 8 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i) The undersigned Registrant hereby undertakes that:

(1) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time the it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and that offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Santo Domingo, Dominican Republic on July 24, 2001

                                  TRICOM, S.A.


                                  By:  /s/ MANUEL ARTURO PELLERANO PENA
                                     ----------------------------------
                                           Manuel Arturo Pellerano Pena,
                                           CHAIRMAN OF THE BOARD
                                           OF DIRECTORS AND PRESIDENT

                               POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned whose signature appears below hereby appoints Manuel Arturo Pellerano Pena and Carl H. Carlson, and each of them acting singly, as his true and lawful attorney-in-fact to sign in his behalf and individually and in the capacity stated below and to file all amendments (including post-effective amendments) and make such changes and additions to this Registration Statement, including any subsequent registration statement for the same offering that may be filed under Rule 462(b), and to file the same, with all exhibits thereof, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

       Name                         Title                                Date
       ----                         -----                                ----


/s/ MANUEL ARTURO PELLERANO PENA    Chairman of the Board of       July 24, 2001
--------------------------------    Directors and Chief Executive
    Manuel Arturo Pellerano Pena    Officer (Principal Executive
                                    Officer)


/s/ HECTOR CASTRO NOBOA             Vice President of the Board    July 24, 2001
---------------------------         of Directors
    Hector Castro Noboa


/s/ MARCOS J. TRONCOSO              Secretary of the Board of      July 24, 2001
---------------------------         Directors, Executive Vice
    Marcos J. Troncoso              President and Member of the
                                    Office of the President

/s/ CARL H. CARLSON BARRUOS         Treasurer of the Board of      July 24, 2001
---------------------------         Directors, Executive Vice
Carl H. Carlson Barruos             President and Member of
                                    the Office of the President


/s/ CARLOS F. VARGAS                First Vice President, Finance  July 24, 2001
---------------------------         and Administrative Division
Carlos F. Vargas                    and Chief Financial Officer
                                    (Principal Financial Officer
                                    and Principal Accounting
                                    Officer)



/s/ JUAN FELIPE MENDOZA             Director                       July 24, 2001
---------------------------
Juan Felipe Mendoza


/s/ ANIBAL DE CASTRO                Director                       July 24, 2001
---------------------------
     Anibal de Castro


                                    Director                       July __, 2001
---------------------------
       Ralph Smith


                                    Director                       July __, 2001
---------------------------
       Kevin Wiley


                                    Director                       July __, 2001
---------------------------
      Carl O. Barry


                                    Director                       July __, 2001
---------------------------
     Richard Haning


/s/ FERNANDO RAINIERI               Director                       July 24, 2001
---------------------------
    Fernando Rainieri


                                    Director                       July __, 2001
---------------------------
  Jose Manuel Villalvazo

                     SIGNATURE OF AUTHORIZED REPRESENTATIVE

      Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of TRICOM, S.A. has signed this Registration Statement of amendment in Santo Domingo, Dominican Republic on July 24, 2001.

                                       TRICOM USA, INC.


                                       By: /s/ CARL H. CARLSON BARRUOS
                                          ----------------------------------
                                                     Carl H. Carlson Barruos
                                                     TREASURER OF THE BOARD
                                                     OF DIRECTORS, EXECUTIVE
                                                     VICE PRESIDENT AND MEMBER
                                                     OF THE OFFICE OF THE
                                                     PRESIDENT

                                    EXHIBITS

      Exhibit                          Description
      -------                          -----------

      4.1 Form of Class A Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 1 to Registration Statement on Form F-1, filed on May 1, 1998).

      4.2           Form of American Depositary Receipt (included as part of
                    Exhibit 4.3) (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form F-1, filed on April 2, 1998).

      4.3 Form of Deposit Agreement between The Bank of New York, TRICOM, S.A. and owners and holders of American Depositary Receipts (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form F-1, filed on April 2, 1998).

      5.1*          Opinion of Pellerano & Herrera regarding legality.

      23.1 Consent of KPMG (member firm of KPMG International in the Dominican Republic).

      23.2*         Consent of Piper Marbury Rudnick & Wolfe LLP.

      23.3*         Consent of Pellerano & Herrera (included as part of Exhibit
                    5.1 above).

      24.1          Power of Attorney for directors and officers of TRICOM, S.A.
                    (included on signature page)

      99.1*         Form of Subscription Certificate

      99.2*         Instructions to Shareholders

      99.3*         Form of Letter to Shareholders

      99.4*         Form of Letter to Brokers

      99.5*         Form of Subscription Agency Agreement

      *To be filed by amendment


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